06014906

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Electrocomponents plc

*CURRENT ADDRESS

PROCESSED

JUL 10 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34678

FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 7/6/06

ANNUAL REPORT AND ACCOUNTS 2006



Electrocomponents plc

International Growth


电气，电缆和连接器，
测试设备
新的RS
要的产品，

www.electrocomponents.com

Electrocomponents plc is a dynamic and international business that distributes a wide range of products to development and maintenance engineers in all types of businesses around the world.

International growth remains our focus. We are rapidly implementing the new strategy across our business.

For more information please visit our website
www.electrocomponents.com

Contents

Electrocomponents plc

FINANCIAL HIGHLIGHTS

Revenue
£828.5m
2005: £773.9m

Headline operating profit
£76.2m
2005: £100.8m

Headline profit before tax
£72.8m
2005: £99.9m

Headline earnings per share
11.2p
2005: 15.5p

Dividend
18.4p
2005: 18.4p

Headline return on sales
8.8%
2005: 12.9%

DEFINITIONS OF TERMS:
In order to reflect underlying business performance, comparisons of revenue between periods have been adjusted for exchange rates and the number of trading days. Changes in profit, cash flow, debt and share related measures such as earnings per share are at reported exchange rates.

Enterprise Business System (EBS): In order to make clear the costs of the EBS project and the underlying performance of the business, EBS costs have been disclosed separately. Therefore, unless explicitly stated, measures based on operating costs, contribution and process costs exclude EBS.

Headline profit: A charge of £7.7m (2005: £nil) was incurred in the year for items excluded from headline profit. Details of the items are given in the Income Statement on page 26 of this report. Key performance measures such as return on sales, EBITDA and ROCE use headline profit figures.

Our strategic developments are critical and should ensure that future growth is sustainable over time.

CHAIRMAN'S STATEMENT



Bob Lawson
Chairman

Over the Christmas period EBS was launched successfully and has supported the UK and our International supply activities effectively since then.

Since the year end, Group revenue growth has remained strong at around 9%. The International business has grown by around 15% and the UK business has been flat. As planned, gross margins are lower than the equivalent period last year, largely due to actions taken to improve competitiveness.

INTRODUCTION

Profitability in this year has been heavily impacted by the costs of the Enterprise Business System implementation and the decline in UK sales caused by the huge demands of EBS and the continuing pressure on manufacturing customers.

Over the Christmas period EBS was launched successfully and has supported the UK and our International supply activities effectively since then. UK management is now free to make the necessary changes to deliver a sustainable profit and enable future growth.

The International business, which now represents 57% of total revenue, has continued to strengthen with sales up 15% in the second half, giving overall growth of 12% for the full year and generating good operating cost leverage.

STRATEGIC DEVELOPMENT

This is the first year of our 3 year strategic development plan and good progress has been achieved in implementing the strategy. As well as EBS, our product offer has been considerably enhanced for our EEM customers, which has contributed to accelerating International growth, and the first tranche of cost savings have been delivered.

The successful implementation of EBS in the UK has been a great achievement and we are now rolling out EBS into the rest of Europe with added confidence. Early success of the new strategy makes us well placed to develop the opportunities generated by our strategy implementation in the year ahead.

DIVIDEND

These strategic developments are critical and should ensure that future growth is sustainable over time. It is for these reasons that the Board announced last year that, assuming no substantial deterioration in economic conditions, it should maintain the dividend for this 3 year period, and hence the dividend will be 18.4p per share for the full year.

OUR PEOPLE

Many people both in the UK and internationally worked extremely hard at great personal cost to install EBS, which supports both the UK business and International supply activities. In addition, all our people have driven the performance of their markets as evidenced by the sales progress. On behalf of the Board I do thank everyone.

As announced, Jeff Hewitt retired as Group Finance Director and Simon Boddie took over after a very successful career at Diageo. Simon has brought much relevant international and performance management skills to the Board and we look forward to him continuing to make a significant impact on the Group's activities.

Richard Butler resigned from the Board and the Company after 18 years' service. Richard influenced much of our organisational and Asian development activities, and we wish him well.

Dieter Lennertz will be retiring at the AGM after 10 years on the Board. Dieter brought to the Board very extensive Continental European experience and has been a tremendous support during this decade of international development. We will miss his considered inputs to our Board debates and wish him and his wife many happy years in retirement.

CURRENT TRADING

Since the year end, Group revenue growth has remained strong at around 9%. The International business has grown by around 15% and the UK business has been flat. As planned, gross margins are lower than the equivalent period last year, largely due to actions taken to improve competitiveness.

Group overview

Electrocomponents plc is the leading international high service distributor of electronic, electrical and industrial supplies.

GROUP PERFORMANCE

Sales growth	5%
Headline return on sales	9%
Headline EBITDA	£100m
Free cash flow	£27m
Headline ROCE	17%

	International	UK
% of total sales	57%	43%
Sales growth	12%	(3%)

For more information please visit our website
www.electrocomponents.com



International growth remains our focus and we are rapidly implementing the new strategy across our businesses.



North America sales £m
103.4
102.8
112.8
03
04
05
06



Continental Europe sales £m
224.3
241.1
243.5
03
04
05
06



Operating companies
Distributor network





26
countries covered by our operations with distributors in many more

25%
sales via e-Commerce

29%
growth in e-Commerce sales




UK sales £m
366.9
361.0
358.8
03
04
05
06


Asia Pacific sales £m
49.1
54.4
58.8
03
04
05
06

ECMOD 2005 Catalogue Awards

RS voted Best Transactional Website at ECMOD awards 2005



Our 3 year plan announced May 2005

	STRATEGY	PROGRESS TO DATE
1 Customer groups	**Focus separately on two distinct customer groups**	**90,000** extra products available in Europe
2 Enterprise Business System	**Implement the Enterprise Business System**	**'Go-live'** was successful in UK over Christmas 2005
3 Infrastructure	**Create a lower cost infrastructure**	Actions taken to deliver **£4m** of cost reductions

For more information please visit our website
[illegible]

During the year, good progress has been made on the implementation of the 3 year plan, with the EBS 'go-live' in the UK being a major milestone.

CHIEF EXECUTIVE'S REVIEW



Ian Mason
Group Chief Executive

The 3 year plan announced in May 2005 comprised three key elements which together will substantially improve the financial performance of the Group.

The Group now plans to roll out EBS to the remainder of its European subsidiaries with the roll out being largely completed by the end of 2006/07.

Significant steps have been taken towards creating a lower cost infrastructure.

PROGRESS ON 3 YEAR PLAN

The 3 year plan announced in May 2005 comprised three key elements which together will substantially improve the financial performance of the Group. These were

- Focus separately on two distinct customer groups (EEM and MRO)
- Implement the Enterprise Business System
- Create a lower cost infrastructure

During the year, good progress has been made on the implementation of this plan, with the EBS 'go-live' in the UK being a major milestone. In addition, we have seen an improvement in sales within our International businesses.

ELECTRONIC AND ELECTROMECHANICAL (EEM)

To improve our competitiveness in this sector, we have increased our stocked product range across Europe, extended our range by an additional 90,000 products from our US company (Allied Electronics) and our existing suppliers for sale in our larger European markets, and have reorganised our Product Management process to align more closely to the EEM strategy. We have also increased the proportion of our overall marketing expenditure on EEM marketing. The initial results show a substantial increase in sales growth rate for these products which provides confidence in the strategy. The next steps will include further increasing the size of the EEM range, with the inclusion of new technologies e.g. wireless and displays, and additional customer driven packaging options, making all EEM products available to every business around the world and further improving EEM customer service through enhanced web based search and information facilities.

MAINTENANCE, REPAIR & OPERATIONS (MRO)

The primary focus of the strategy in the MRO sector is to simplify the offer to meet customer needs more effectively. This will involve better management of cost through product and supplier rationalisation and increased own branded products. Where we have particular strength in a range, we will promote that range in a similar way to the EEM strategy. The first of these has been the successful trial of an improved Process Control and Automation (PCA) offer in Germany aimed specifically at maintenance engineers in all industries. Following the positive response from our customers, we plan to roll out this offer to the rest of the Group.

ENTERPRISE BUSINESS SYSTEM (EBS)

The Enterprise Business System went live in the UK in December and has successfully supported the UK business and the International supply activities since then with more than one million customer orders processed to date. The Group now plans to roll out EBS to the remainder of its European subsidiaries with the roll out being largely completed by the end of 2006/07. In Asia, the EBS system will be rolled out to China during 2006/07. This system will then provide the platform for growth for our UK, European and Asian operations.

INFRASTRUCTURE

Significant steps have been taken towards creating a lower cost infrastructure. Reorganisations within the Group Processes and the businesses have led to the removal of around 110 roles including the closure of the telemarketing department in the UK. Reorganisation costs of £3.7m have been incurred this year leading to annualised benefits of £4.4m. Further cost reductions will be announced in the next financial year.

The International contribution has increased due to higher sales and operating cost leverage.



Simon Boddie
Finance Director

Electrocomponents plc is a high service industrial distributor operating in 26 countries and selling to most of the remaining countries of the world via distributors.

We typically supply around 200,000 customers a month and 1.2m a year from all areas of industry and commerce.

We purchase over 350,000 products from around 2,400 major suppliers throughout the world.

NATURE OF THE BUSINESS

Electrocomponents plc is a high service electronic, electrical and industrial distributor operating in 26 countries and selling to most of the remaining countries of the world via distributors. The Group offers a wide range of products to customers who are typically research and development ('R&D') or maintenance engineers in business. A large number of high quality goods are stocked, which are dispatched the same day that the order is received. The average order value is generally less than £100 but the number of customer contacts is very large and their demands are diverse. This means that the Group manages tens of thousands of orders per day.

PROGRESS ON 3 YEAR PLAN

As set out in the Chief Executive's Review, we have made excellent progress in all aspects of the 3 year plan announced in May 2005.

STRENGTHS AND RESOURCES

Brands

The Group's most significant brand is 'RS' which is used all over the world except for North America ('Allied') and France ('Radiospares').

Customer relationships

We typically supply around 200,000 customers a month and 1.2m a year from all areas of industry and commerce. Our customers are typically maintenance or R&D engineers working in a wide range of industries. We have relationships with both end users and the companies they work for.

Supplier relationships

We purchase over 350,000 products from around 2,400 major suppliers throughout the world. Our reach to R&D and maintenance engineers is very valuable to suppliers, who would otherwise find the small order requirements of such customers difficult and costly to satisfy.

Employees

During the year we have employed around 5,200 employees worldwide: about 1,800 in the UK, 1,200 in Continental Europe, 600 in North America, 700 in Asia Pacific and 900 in the Group processes.

OPERATING PERFORMANCE AND KEY PERFORMANCE INDICATORS

All figures in this announcement have been prepared using International Financial Reporting Standards as adopted for use by the EU (IFRS)

Operating performance

Group	2006	2005
Revenue	**£828.5m**	£773.9m
Gross margin	**51.5%**	53.2%
Contribution	**£183.2m**	£184.1m
Group Process costs	**(£81.9m)**	(£74.1m)
EBS costs	**(£25.1m)**	(£9.2m)
Headline operating profit	**£76.2m**	£100.8m
Interest (net)	**(£3.4m)**	(£0.9m)
Headline profit before tax	**£72.8m**	£99.9m
Headline earnings per share	**11.2p**	15.5p
Dividend per share	**18.4p**	18.4p

Key performance indicators

	2006	2005
Group sales growth	**5.0%**	4.5%
International	**11.8%**	8.1%
UK	**(3.0%)**	0.6%
Headline Group return on sales	**8.8%**	12.9%
Headline EBITDA [1]	**£100.3m**	£123.0m
Free cash flow	**£26.9m**	£61.1m
Headline ROCE [2]	**16.7%**	24.5%

(1) Earnings before interest, tax, depreciation and amortisation.
(2) Return on capital employed is defined as headline operating profit expressed as a percentage of net assets excluding net debt.

The headline profit has fallen by £27.1m.

e-Commerce revenue continued to grow quickly (up 29%) across all markets.

The headline profit has fallen by £27.1m due to five main factors. The International business contribution has increased by £8.8m. Against this, the UK contribution has declined by £9.7m. EBS costs have increased by £15.9m, Process costs by £7.8m and interest by £2.5m.

The International contribution has increased due to higher sales and operating cost leverage. EBS costs have risen as planned due to the UK implementation during the year. The increase in Process costs of £7.8m includes £3.1m of one-off costs associated with the group wide technology upgrade and the restructuring of the information systems department following the EBS implementation. Excluding these one-off costs, the Process costs are a similar percentage of sales to last year. Interest has increased due to the higher net debt.

e-Commerce revenue continued to grow quickly (up 29%) across all markets and e-Commerce channels, and now represents 25% of Group sales. This has been driven by measures taken during the year to enhance the Group's e-Commerce channels including the redesigned and improved website in the UK with improved internet visibility. In addition, the Group's single e-Commerce capability has been used to enable a quick and consistent roll out of the extended EEM ranges. Over 50% of sales in Japan and nearly 40% in Germany are now accounted for by e-Commerce.

The gross margin was down 1.7% points from last year and down 1.0% point in the second half compared to the first half of the year. This reduction was spread across all regions and is due to a combination of factors. To improve competitiveness, we have adjusted selling prices by product category and increased customer discounts, which has reduced gross margin. In addition there were changes in product mix with higher growth in lower margin technologies and changes in geographic mix (with the lower gross margin US business growing more quickly than the rest of the Group which adversely impacted Group gross margin by 0.3% points). Significant net cost price decreases have been achieved through range rationalisation, particularly in MRO, and greater use of own-brand.

We will continue to manage the trade-off between gross margin, sales and gross profit, but with a greater focus on increasing gross profit. We expect the rate of gross margin decline to reduce as our competitive position is adjusted.

The profit before tax is net of a charge of £2.7m relating to share based payment plans for employees.This is a non-cash item and the majority of options in issue have exercise prices significantly above the share price on 31 March 2006.

Closing net debt was £120.8m, £65.4m higher than last year end. Financial ratios remained strong with high interest cover. The pension deficit (net of deferred tax) at 31 March 2006 was £29.7m.

In addition, there were reorganisation costs of £3.7m incurred in the year and a one-off provision of £4.0m for the forthcoming Restriction of Hazardous Substances (RoHS) Directive. RoHS is becoming increasingly important for our customers in the run up to its implementation in July 2006. We continue to increase our RoHS compliant product offer, which is now 70,000 products in Europe, and provide the technical information that customers require to meet their needs.

Free cash flow was down 56% from last year, due to lower profits and higher working capital caused by the planned increase in stock to support the EBS implementation and the higher sales in the final two months which were impacted by the timing of Easter, being in March in 2005 but April in 2006.

The change in the timing of Easter will adversely impact the profit for the first half of 2006/07 by around £4m.

INTERNATIONAL

	2006	2005
Revenue	**£474.9m**	£415.1m
Revenue growth	**11.8%**	8.1%
Gross margin	**50.3%**	52.1%
Operating costs % of revenue	**(32.1%)**	(33.4%)
Contribution	**£86.3m**	£77.5m
% of revenue	**18.2%**	18.7%

The International business accounted for 57% of Group sales and 47% of Group contribution. It is comprised of Continental Europe (56% of revenue in the International business), North America (29%) and Asia Pacific including Japan (15%). Revenue growth accelerated to 14.8% in the second half, with an overall growth for the year of 11.8%. Gross margin in the region reduced by 1.8% points in the period, in part due to the adverse impact of 0.4% points due to the higher than average growth in North America (which has a gross margin of around 36%). Operating costs fell as a percentage of revenue by 1.3% points, showing the gearing benefit of the higher sales.

Continental Europe

	2006	2005
Revenue	**£267.9m**	£243.5m
Revenue growth	**8.3%**	2.5%
Contribution	**£59.9m**	£56.3m
% of revenue	**22.4%**	23.1%

2005/06 has seen accelerated sales growth across Europe, particularly in the major European markets of France, Germany and Italy, with the strongest improvement in France (a 7% point improvement). Across all markets growth was stronger in the second half of the year (11.1%) than the first half (5.1%). The EEM strategy has resulted in a significant expansion of the product offer in the major European markets leading to additional revenue.

Sales via e-Commerce have grown to over 28% of total revenue, up from 22% last year. e-Procurement continues to perform well, notably in Germany and Austria, with strong growth amongst large customers who appreciate our broad product range, high service levels and e-Commerce capabilities, combined with competitive terms and conditions.

We have further intensified our marketing and sales activities across the region, with more marketing material going out more often to more customers, shared across markets wherever possible. Examples include our RoHS activities and recently developed 'Electronics' marketing material to support the EEM strategy. We have


International sales growth %
15
12
9
6
3
0
03/04
04/05
05/06


Continental Europe sales growth %
15
10
5
0
-5
03/04
04/05
05/06

Smaller European Markets

France, Germany and Italy


North America sales growth %
25
20
15
10
5
0
03/04
04/05
05/06


Asia Pacific sales growth %
20
15
10
5
0
03/04
04/05
05/06


UK sales growth %
10
5
0
-5
-10
03/04
04/05
05/06

focused on securing larger orders and quotation business and have also secured several large customer contracts. These have adversely impacted gross margin but driven gross profit and increased the contribution.

We have also sought further opportunities to shift resource to the customer facing roles in order to increase coverage and develop sales to existing customers.

In Spain we successfully completed the office relocation and warehouse expansion resulting in improved service levels to our customers.

The focus for management in the next year will be to continue the momentum of growth whilst rolling out EBS.

North America

	2006	2005
Revenue	**£137.5m**	£112.8m
Revenue growth	**18.0%**	19.4%
Contribution	**£19.2m**	£15.7m
% of revenue	**14.0%**	13.9%

Allied's sales growth improved to 22% in the second half from 14% in the first half.

Allied has continued its proven growth strategy. The field salesforce was expanded further and sales management strengthened within our network of 55 branches. The product range was again expanded in the October 2005 catalogue with the addition of around 16,000 new products. Allied has increased its marketing programmes developed jointly with suppliers and the descriptions and images of the products have been enhanced to aid customer choice. In addition, service levels have been improved and the Group's stock management system has now operated satisfactorily for a full year.

Gross margin declined in the first half of the year and the rate stabilised in the second half at around 36%.

The Group has approved the investment in a new warehouse and office in Fort Worth to replace the existing one. The investment is on track and the building is expected to be opened in mid 2007 at a capital cost of around £22m, which will be incurred mainly in 2006/07.

Asia Pacific (including Japan)

	2006	2005
Revenue	**£69.5m**	£58.8m
Revenue growth	**14.5%**	13.1%
Contribution	**£7.2m**	£5.5m
% of revenue	**10.4%**	9.4%

The region enjoyed strong growth in both sales and contribution. Revenue grew strongly in all the markets: North Asia 21%, South Asia 19%, Australasia 12% and Japan 11%. In the Asia Pacific region as a whole, revenue growth accelerated in the second half to 16% from 13% in the first half.

Japan recovered from the slowdown in growth experienced in the first half, with growth of 12.9% in the second half, in part due to the improvement in the general electronics and related manufacturing sectors and by refocusing on growing new customers in the more buoyant sectors.

During the year China grew by 28%. RS has a leading position in China and a decision has been taken to increase the level of investment. Extensive research concluded that customers in China value suppliers who offer a wide range of products with assured delivery and knowledgeable local sellers. Therefore, a four point plan to accelerate growth further in China has been approved and will be implemented in 2006/07. We plan to:

- increase product range, combining an increase in stocked products with access to the EEM extended offer;
- increase levels of stock to improve delivery service;
- increase sales agents and sales offices to enhance face to face selling; and
- increase marketing investment to drive customer acquisition.

To support the implementation of the plan, a further investment of £1.5m will be made by the Group in the coming year.

A sales office is to be opened in mid 2006 in Thailand to exploit the opportunities in this developing market.

UK

	2006	2005
Revenue	**£353.6m**	£358.8m
Revenue growth	**(3.0%)**	0.6%
Gross margin	**53.0%**	54.5%
Operating costs as a % of revenue	**(25.6%)**	(24.8%)
Contribution	**£96.9m**	£106.6m
% of revenue	**27.4%**	29.7%

Revenue in the UK declined by 2% in the second half, compared with a decline of 4% in the first half. Revenue continued to be affected by the long term decline in manufacturing and slower economic growth in the wider economy. Increased price flexibility helped drive strong large order growth and win or retain several large contracts.

In December, we successfully implemented EBS in the UK. We are now focusing on exploiting the new platform to drive additional benefits for our customers as well as financial and qualitative benefits for the UK business.

e-Commerce continued to grow throughout the year and accounted for 28% of UK business. An upgrade to our Internet trading channel will improve search and browse capabilities for our products, while further web enhancements are planned to support the implementation of the EEM strategy.

Two new 'Call & Collect' points were opened in Leicester and Coventry enabling same day collection of 135,000 products to customers in those areas. Both new locations showed significant growth.

The sales and profitability of the UK business have declined over several years driven by the decline in UK manufacturing. Investment in sales and marketing and significant cost reduction actions through the period have only partially offset the effects of negative operating leverage. A fundamental review of the role and strategy of the UK business has been undertaken following the implementation of EBS. The objective is to generate a sustainable profit and enable future growth.

A clear strategy has been defined. The UK business will focus on two separate customer offers:

A clear strategy has been defined. The UK business will focus on two separate customer offers: EEM and MRO.

The UK strategy is based on an understanding of customer needs defined from extensive customer research and based upon our recognised core strengths of range, availability, order facilitation and reliable delivery.

Significant changes to the operational approach of the UK business will be made to deliver the strategy.

Activity is already underway in several of our main European markets to roll out the common EBS template across Europe with the roll out being largely completed by the end of the next financial year.

RoHS will take effect in July 2006. It is likely that demand for non-compliant products will decline. We have provided £4.0m to cover this risk.

EEM and MRO. The different offers are based on an understanding of customer needs defined from extensive customer research and based upon our recognised core strengths of range, availability, order facilitation and reliable delivery.

The UK will implement the Group EEM strategy (see separate description). Existing sales resources will be redeployed to a dedicated EEM salesforce. Marketing, catalogue and e-Commerce resources will be realigned.

Significant changes to the operational approach of the UK business will be made to deliver the strategy. The number of MRO products and suppliers on offer will be radically rationalised and the proportion of RS own-brand product increased. There will be greater price and discount flexibility. Customer, large order and technology based discounts (enabled by EBS) will be increased following successful trials where they have been shown to be effective in increasing gross profit and improving the price perception of the offer. Range rationalisation and continued action on cost prices will be used to offset pressure on gross margins. More business will be migrated to the web and the cost of other channels reduced. The role of the salesforce will change with a revised incentive scheme.

The cost base will be reduced through a combination of targeted cost reductions, reducing complexity in the offer and EBS benefits delivery.

EBS

	2006	2005
Depreciation and amortisation	**£6.8m**	£5.6m
Project and support costs	**£12.4m**	£1.9m
Local business costs	**£5.9m**	£1.7m
Total	**£25.1m**	£9.2m
Cash outflow	**£38.0m**	£16.6m

In December 2005 the Enterprise Business System went live successfully in the UK, the largest operating company, including all central processes and support to the International business. The focus of the team is now on delivering the benefits and continuing the roll out across Europe.

EBS replaces existing standalone systems with a common regional system that will be able to support the Group for many years. Significant incremental benefits are expected to be driven from this level of integration, including improved stock management and visibility, enhanced customer and product information facilitating more targeted marketing and reduced finance and administration overheads. As in prior years, the Group reviewed the value of the EBS asset on the balance sheet at 31 March 2006 (£58m) and the estimated additional costs to complete the European roll out and has concluded that the cash flows of the business fully support the value of the EBS asset.

Costs for the full year were in line with expectations at £25.1m, the total cost having increased by £15.9m since last year. The additional costs relate to the business readiness and testing costs incurred in the UK prior to 'go-live' and were incurred mainly in the second half of the year. Additional stock of £7m was also brought in to protect service during the implementation period.

Our disaster recovery and support capabilities have also been strengthened during this year to ensure the Group hub can support the growth of the business going forward. Our main systems now operate from two data centres in London and our applications are supported through a strategic partnership with an external provider.

Activity is already underway in several of our main European markets to roll out the common template across Europe with the roll out being largely completed by the end of the next financial year. EBS costs for next year are expected to be in the low £20m's with the cash flow impact expected to be around £20m.

Our Asian EBS programme is nearly complete and the Chinese sales offices will be brought onto the system in 2006/07. This will put the final piece of infrastructure in place to drive our plans for accelerated business growth in Asia. The roll out of EBS in North America will follow the warehouse move.

In addition to providing a robust foundation to support the future growth of the Group, EBS will provide substantial benefits in working capital management, reduction of cost and increased sales.

RESTRICTION OF HAZARDOUS SUBSTANCES DIRECTIVE (ROHS)

The Group has prepared for the Restriction of Hazardous Substances Directive (RoHS) which will take effect in July 2006. This European Directive requires changes to be made to products that are to be used in production, although not in maintenance. The Group has worked closely with suppliers to understand how they plan to effect this change. There may be limited instances where we dual stock, where customer demand for compliant stock is particularly strong.

The non-compliant products will be replaced by compliant products when Group stocks are exhausted and compliant products are available from suppliers. The emphasis has been on informing customers of the relevant RoHS requirements and minimising the financial exposure to the Group. Although little decline in demand for non-compliant product has been seen to date, it is likely that demand for non-compliant products, while not ceasing, will decline as the Directive launch date is reached (July 2006). Therefore we have provided £4.0m to cover this risk.

The Group currently has around 70,000 RoHS compliant products available in Europe. In addition, RS has been among the first to be awarded the BSI RoHS trusted kitemark in the UK and Benelux.

PROCESSES

	2006	2005
Process costs	**£81.9m**	£74.1m

The Processes support our operating companies by ensuring that they have the products, infrastructure and expertise to provide consistently high service levels around the world. The main area of cost increase has been in Information Systems, as explained overleaf.

Product Management has reduced the cost of product through a programme of product rationalisation and negotiations with suppliers.

The combined deficit of the defined benefit schemes was £41.8m at 31 March 2006.

The Board regularly considers the main risks of the Group and how to mitigate those risks.

Information Systems

IS costs increased during the year, due to one-off project costs and higher ongoing running costs (including the new data centres). The one-off costs totalled £3.1m and related to the IS department restructuring and groupwide technology upgrade. The groupwide technology upgrade is the upgrade of the desktop hardware, software, file, print and email infrastructure. This is expected to lower ongoing operational expenditure through common global systems and increase productivity through the use of a common set of world class technologies.

Following the implementation of EBS in the UK, the IS Process underwent a major restructuring to support better the new system.

This Process also supported the delivery of the extended range capability through e-Commerce channels and created two new data centres in the UK to support the implementation of EBS and provide appropriate disaster recovery.

Supply Chain

Supply Chain is responsible for the logistics of product supply, including management of all stocks.

The main priority during the year has been to support the implementation of EBS in the UK and to plan for the roll out of the system to Europe. In particular, the Process has ensured that the business has been able to sustain high levels of customer service during the UK implementation and that this will continue during the roll out phase.

Supply Chain also supported the implementation of the EEM extended range, with the Allied team responding effectively to the urgent challenge to supply around 75,000 of their products to customers in Europe.

Product Management

Product Management manages the selection and purchase of around 350,000 distinct products sold by the Group.

During the year, Product Management has focused on supporting the EEM extended range implementation and the roll out of the MRO strategy, while reducing the cost of product through a programme of product rationalisation and negotiations with suppliers. Product Management also underwent a reorganisation to align it better with the Group strategy.

Media Publishing Process

The Media Publishing Process (MPP) is responsible for the design and production of the Group's publications and the content for e-Commerce. MPP has been successful in driving down the cost of catalogues particularly through a revised paper contract. These media remain key to Group sales, despite the increasing use of e-Commerce channels.

CAPITAL STRUCTURE

Net debt of £120.8m at the year end was made up of gross borrowings of £160.2m (denominated £61.3m in US Dollars, £38.7m in Euro, £34.9m in Yen, and £25.3m in other currencies) and financial assets of £39.4m (denominated £20.3m in Sterling, £16.8m in Euro and £2.3m in other currencies). This mix is driven by translation exposure hedging, interest rate differentials and tax efficiency. Borrowing requirements through the year are significantly determined by dividend and tax payments. The peak net borrowing in the year was £146m. In addition, the pension deficit (net of deferred tax) was £29.7m.

The Group's two main sources of debt are a bilateral facility for US$100m maturing in February 2008 and a syndicated facility for US$120m and £110m from nine banks maturing in February 2010. The syndicated facility was augmented by US$45m in January 2006 with the inclusion of a new US relationship bank.

PENSION

The Group has defined benefit schemes in the UK, Ireland and Germany. All these schemes are now closed to new entrants. Elsewhere (including the replacement schemes in the UK and Ireland) the schemes are defined contribution.

Under IAS 19, the combined deficit of the defined benefit schemes was £41.8m at 31 March 2006.

A valuation of the UK defined benefit scheme was carried out as at 31 March 2006, which showed a gross deficit of £35.0m. This was lower than last year as a result of higher equity returns tempered by higher life expectancy assumptions. In order to eliminate the deficit, based on the assumptions used in the valuation at 31 March 2004, the Group is continuing to make additional annual payments to the scheme for the next 13 years (2005/06: £4.4m and increasing at 3% per year). The total pension charge was £12.9m, a decrease of £0.8m from last year.

RISKS

The Board regularly considers the main risks of the Group and how to mitigate those risks. The four most significant business risks are:

- that the Group strategy and business model does not deliver results;
- that the EBS implementation in the rest of Europe fails or is significantly delayed;
- that negative pricing perceptions are not addressed effectively and significant value destruction occurs; and
- that the business does not react quickly enough and quality staff can't be attracted and retained.

Group strategy

The Group strategy has been implemented in response to flat profits over an extended period and some consistent messages from customer research undertaken across UK and Europe. After one year of the 3 year implementation programme, the Group has made good progress and is confident that the strategy is the right course of action.

EBS implementation

Our EBS systems implementation in the UK proceeded successfully in December 2005. We plan to roll out EBS to the rest of the Europe. We are confident that the application of the experience and lessons learnt from the UK implementation will ensure any local market disruption is minimised, however the potential for some localised disruption does remain.

The Group has made good progress and remains confident that the strategy is the right course of action.

We are committed to minimising the impact of our activities on the environment and to the continuous improvement of our environmental performance.

As a distribution business we are heavily dependent on our data and communications systems. During 2005 we upgraded the resilience of, and contingencies for, our key 'engine-room' systems to accompany the introduction of the UK EBS programme which significantly improved the risk profile of the business. Until all our businesses are moved to the EBS platform we recognise the potential exposure from the disruption of our 'heritage' data processing systems. We have a rigorous process in place to review and test our business continuity and disaster recovery arrangements to support customer service in respective markets.

Price perception

Greater customer awareness of price and the improving capabilities of our international and local competitors mean we must closely monitor global and local market developments and the implications these may have for our customer offer and pricing. We manage this through regular analysis of thousands of prices, comparing them with competitors and with other products offered by the Group. This allows us to be more aware of misaligned prices and to correct them quickly.

People

The human and organisational challenges presented by the implementation of the strategy together with the continuing tight control of costs has placed significant new demands on our organisation and employees. We are therefore supplementing competencies in key technical areas through developing our internal skills together with targeted external appointments. We are also adapting our business structures to realise cost benefits where practicable, and service improvements where possible. We recognise the importance of giving a clear message and direction to our staff during these changes. We have launched a Values and Culture programme designed to retain the positive elements of our culture and develop those attributes that will enable success of the strategy such as speed, flexibility and customer service. Action planning workshops are taking place across the business to identify the key enablers to make our business more customer focused and all employees are encouraged to participate with ideas and suggestions.

CORPORATE RESPONSIBILITY

We have a set of Corporate Responsibility principles both to guide our trading practices and to set ethical standards for our management processes.

Corporate responsibility management and accountability

Our corporate responsibility procedures and processes form part of our established procedures for the identification, management and control of risk to the business. Overall responsibility for these processes and their performance rests with the Board, which regularly reviews and approves the Group corporate responsibility policies, objectives and performance.

Ethical trading

As we develop our product range and increase our supplier base we ensure that where appropriate all major new and existing direct suppliers undergo a process of ethical audit and assessment, and that all suppliers are aware of our corporate responsibility principles.

Health and safety

Our Groupwide health and safety management processes are based on the application of risk management techniques and on the Occupational Health and Safety Standard OHSAS18001 principles. Our UK businesses have been certified to OHSAS18001 since 2003.

Environment

We are committed to minimising the impact of our activities on the environment and to the continuous improvement of our environmental performance. During 2005 our Japanese business achieved certification to ISO14001 and 56% of our staff are now employed in ISO14001 certified operations.

RoHS and WEEE

We have comprehensive arrangements to address the requirements of the RoHS Directive and these efforts were recognised by the award of the British Standard 'Kitemark' standard for 'Trusted RoHS' supplier in January 2006.

With the progressive introduction of the Waste Electrical and Electronic Equipment (WEEE) Directive across the European Union, we have been working to ensure national arrangements and product ranges are compliant with the new requirements of national legislation.

For full details of our policies and procedures and our performance in the financial year, please refer to our website, www.electrocomponents.com, where you will find a dedicated page on corporate responsibility.

BOARD OF DIRECTORS

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1. R A LAWSON MA MBA,
Chairman
Bob Lawson, 61, joined as Group Managing Director in April 1991 and was the Group Chief Executive from April 1992 until July 2001. Mr Lawson was appointed as Chairman in November 2001. He is a qualified engineer with a business degree and has worked in several United Kingdom and continental groups. He was Sales Director of RS Components Limited from 1979 to 1987 and then spent five years as Managing Director of Vitec Group plc. He is also Chairman of Hays plc. (Chairman of the Nomination Committee) (a)

2. I MASON MBA,
Group Chief Executive
Ian Mason, 44, joined the Group in February 1995 as Director of Business Development. He was appointed to the Board of Directors in July 2000 as Chief Operating Officer and was appointed Group Chief Executive in July 2001. Previously he worked as a Management Consultant for The Boston Consulting Group. (Chairman of the Group Executive Committee) (b) (c)

3. S BODDIE MA ACA,
Group Finance Director
Simon Boddie, 46, joined as Group Finance Director in September 2005 from Diageo plc. He joined Diageo in 1992 where he held a variety of senior finance positions, latterly as Finance Director of Key Markets. (Chairman of the Treasury Committee) (b) (c)

4. F D LENNERTZ DR.ING.,
Non-Executive Director
Dieter Lennertz, 69, joined as a Non-Executive Director in August 1995. He is a telecommunications engineer who spent three years in the Netherlands and fourteen in France working for the European Space Agency. He joined Telenorma GmbH (Bosch Group) in 1983 and until 1995 was Chief Executive of this telecom company. He is a lecturer at the European Business School in Germany. (a) (d)

5. K ABBOTT BA MSC,
Non-Executive Director
Kevin Abbott, 51, joined as a Non-Executive Director in November 2004. From 1997 until May 2006 he was Chief Executive Officer of Alpha Airports Group plc. Prior to joining Alpha Airports Group plc he held various senior positions with Bowater plc (now Rexam plc) and Redland plc. (a) (d) (e)

6. K HAMILL BA FCA,
Non-Executive Director
Keith Hamill, 53, joined as a Non-Executive Director in July 1999. He is Chairman of Travelodge Limited, Collins Stewart Tullett plc, Heath Lambert Group Limited and Moss Brothers Group plc. He has held several senior finance positions, including Finance Director of WH Smith, Forte, and United Distillers and was also a partner in PricewaterhouseCoopers. He is also Pro Chancellor of Nottingham University. (a) (d) (e)

7. N J TEMPLE,
Senior Non-Executive Director
Nick Temple, 58, joined as a Non-Executive Director in September 1996. He is a Non-Executive Director of Datatec Inc, Datacash Group plc and 4imprint plc and is Chairman of Fox IT Ltd, Tax Computer Systems Ltd and Retail Business Solutions Ltd. He was Chairman of Blick plc, Chairman and CEO of IBM UK Ltd and Vice-President of Sales and Marketing in IBM Europe, Middle East and Africa. (a) (d) (e)

8. L ATKINSON MA D.PHIL,
Non-Executive Director
Dr Leslie Atkinson, 62, joined as a Non-Executive Director in July 2000, having spent most of his career with BP where he became Chairman of BP Asia Pacific. He has also been a member of the UK Government's Central Policy Review Staff, Vice President of the Chamber of Shipping and served on the Board of the Securities and Futures Authority. His other Non-Executive Directorships include AEA Technology plc, Samworth Brothers (Holdings) Ltd and Witan Pacific Investment Trust plc. (Chairman of the Remuneration Committee) (a) (d)

9. T G BARKER MA,
Non-Executive Director
Timothy Barker, 66, joined as a Non-Executive Director in July 2000. From 1998 until his retirement in 2000, he was a Vice-Chairman of Dresdner Kleinwort Benson and from 1993 of Kleinwort Benson Group plc. In the mid-1980s he was Director General of the City Panel on Takeovers and Mergers. Currently he is Chairman of Robert Walters plc, and a Non-Executive Director of Drax Group plc. (Chairman of the Audit Committee) (a) (e)

10. C CARFORA FCIS,
Company Secretary
Carmelina Carfora, 42, joined the Company in 1989 from BTR plc. She was appointed Company Secretary in September 1996. (b)

a – member of the Nomination Committee
b – member of the Treasury Committee
c – member of the Group Executive Committee
d – member of the Remuneration Committee
e – member of the Audit Committee

Report of the Directors

The Directors present their report on the affairs of the Group together with the audited accounts for the year ended 31 March 2006.

Principal activity and Business Review
The principal activity of the Group is the distribution of electronic, electrical and industrial and commercial supplies and services, through its 26 operating companies and its distributors. Significant events during the year are detailed in the Chairman's Statement shown on page 2, the Chief Executive's Review shown on page 7, and the Business Review shown on pages 8 to 13. The Business Review is incorporated in this report by reference.

Results and Dividends
Results for the year are set out in the Group Income Statement on page 26. An analysis of turnover, profit and net assets by activity is shown in note 2 on pages 31 and 32. The Directors recommend a final dividend of 12.6p per ordinary share, to be paid, if approved, on 28 July 2006 which, together with the interim dividend of 5.8p per share paid in January, amounts to 18.4p for the year (2005: 18.4p).

Corporate Governance
In respect of the year ended 31 March 2006, the Company has been subject to the provisions of the Combined Code on Corporate Governance published in July 2003 and appended to the Listing Rules of the UK Listing Authority (the 'Combined Code'). Section 1 of the Combined Code establishes 14 main principles and 21 supporting principles of good governance in four areas: Directors; Remuneration of Directors; Accountability and Audit and Relations with Shareholders. The following three sections explain how these principles were applied. A detailed report on Directors' Remuneration can be found on pages 20 to 24.

Directors and Directors' Independence
The Board comprises the Chairman, who is part-time, two Executive Directors and six independent Non-Executive Directors, one of whom retires at the AGM in 2006. The Board is collectively responsible for the performance of the Company. The Board has carefully considered the guidance criteria on independence of Non-Executive Directors under the Combined Code. In the opinion of the Board, all the continuing Non-Executive Directors (including Mr Temple who has served on the Board for more than nine years) bring independence of judgment and character to the Board and to the committees on which they sit, and are independent of management and free from any business or other relationships which could interfere with the exercise of their judgement.

Biographical details of the Directors at the date of this report are set out on pages 14 and 15, together with details of their membership of Board Committees. Brief details of the Chairman, the Chief Executive and the Senior Independent Director are set out on page 17.

Directors' interests in the shares of the Company are shown on pages 17 and 24.

The Board has a formal schedule of matters reserved for its approval. It is responsible for the overall Group strategy and the approval and review of major investment proposals. The Board discusses and agrees strategic plans, reviews forecasts and evaluates Group and subsidiary performance. Other day-to-day operational decisions are delegated by the Board to the Group Executive Committee.

Directors are encouraged to update their skills, knowledge and familiarity with the Group by attending external seminars and briefings, through participation at meetings and through visits to operating units, both in the UK and overseas, as well as by receiving presentations from senior management. Directors are given access to independent professional advice at the Group's expense, if they deem it necessary in order for them to carry out their responsibilities. This is in addition to the access that every Director has to the Company Secretary. The Board has continued to secure appropriate insurance cover for its Directors.

Retirement by rotation and new appointment
Dr Lennertz wishes to retire at the forthcoming Annual General Meeting and will not be seeking re-election.

In addition, Mr Barker and Mr Temple retire by rotation at the forthcoming Annual General Meeting in accordance with the Company's Articles of Association and, being eligible, offer themselves for re-election. Neither Mr Barker nor Mr Temple has a service contract.

In line with best practice under the Combined Code, Directors who have held office for more than nine years are required to submit themselves for annual re-election. Accordingly, as Mr Temple has served as a Non-Executive Director for more than nine years, he is subject to annual re-election.

Following formal performance evaluation, the Chairman confirms that the performance of Mr Barker and Mr Temple as Non-Executive Directors continues to be effective and that they demonstrate commitment to the role.

Mr Boddie was appointed as an Executive Director on 1 September 2005. Mr Boddie therefore stands for formal election at the forthcoming Annual General Meeting.

Board committees
The Board has a number of standing committees consisting of certain Directors, and in the case of the Treasury Committee, certain senior managers, to which specific responsibilities have been delegated and for which written terms of reference have been agreed. These terms of reference are available for inspection on the Company's website. Membership of the various Committees, including the Chairman of each Committee, is shown on page 15.

THE GROUP EXECUTIVE COMMITTEE consists of the Executive Directors and certain senior managers with Operating Company and Process responsibilities. The Committee meets at least monthly and manages the day-to-day activities of the Group. The Board has delegated the following responsibilities to the Group Executive Committee: the development and recommendation of strategic plans for consideration by the Board; the monitoring of the operating and financial results against plans and forecasts; and the development of risk management and control procedures.

THE AUDIT COMMITTEE consists of all the Non-Executive Directors, with the exception of Dr Atkinson and Dr Lennertz. It meets at least four times a year and more frequently if required. The Committee assists the Board in its duties regarding financial statements and reviews the operation of internal financial controls with the internal operational audit team and, where applicable, external auditors. It also reviews the scope and results of the audit with the external auditors and the results of the work of the internal operational audit team. The Committee is also responsible for reviewing the arrangements whereby staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. Further details of the role of the Committee are set out on pages 17 and 18.

THE TREASURY COMMITTEE consists of the Chief Executive, the Finance Director, the Group Treasurer, the Group Controller, the Company Secretary and the Group Tax Manager and sets detailed treasury policy for the Group within guidelines established by the Board. The Committee meets quarterly.

THE REMUNERATION COMMITTEE consists of all the Non-Executive Directors with the exception of Mr Barker. It meets as required but not less than twice per year and is responsible for all aspects of the remuneration of Executive Directors and senior managers. Details of the remuneration policy and of the remuneration of each Director are set out on pages 20 to 24 of the Remuneration Report.

THE NOMINATION COMMITTEE consists of the Chairman and all the Non-Executive Directors. The Committee meets as required and recommends to the Board candidates for appointment as Executive and Non-Executive Directors of the Company. The Committee periodically assesses what new skills, knowledge and experience are required on the Board and if appropriate, recommends a candidate profile which is then used to brief Recruitment Consultants appointed by the Committee to undertake the selection process. Initial meetings are held with prospective candidates and a shortlist of individuals are selected to meet with the Chairman, other Nomination Committee members and the Executive Directors. The Nomination Committee then meets and decides which candidate, if any, will be recommended to join the Board. This process was used for the appointment of Mr Boddie as Group Finance Director.

Board evaluation
During 2005 the Chairman has held meetings with the Non-Executive Directors, without the Executives present. In addition, the Company Secretary has continued to maintain and monitor the list of actions prepared following the formal Board evaluation process, which took place in early 2005 and further actions were added during the year for Board consideration.

It is the intention to carry out a further Board evaluation later in 2006.

During the year, the Non-Executive Directors, led by Mr Temple in his capacity as the Senior Independent Director, met to review the performance of the Chairman, taking into account the views of the Executive Directors.

Board Attendance

Board and Committee meetings

The following table sets out the number of meetings of the Board and its Committees during the year and individual attendance by Board members at these meetings:

	Group Board	Audit Committee	Remuneration Committee	Nomination Committee
Number of Meetings held during the year	10	6	6	3
Chairman – R A Lawson	10			
Executive Directors				
R B Butler [1]	2			
J L Hewitt [2]	3			
I Mason	10			
S Boddie [3]	7			
Non-Executive Directors				
K Abbott	9	5	5	2
L Atkinson	10	–	6	3
T G Barker	10	6	–	3
K Hamill	10	6	6	3
F D Lennertz	10	–	6	3
N J Temple	9	6	6	3

Notes:

(1) Mr Butler ceased to be a Director on 30 June 2005.

(2) Mr Hewitt ceased to be a Director on 1 September 2005.

(3) Mr Boddie was appointed to the Board on 1 September 2005.

Chairman, Chief Executive and Senior Independent Director

The roles of Chairman and Chief Executive are held by different individuals. The division of responsibilities between the Chairman and Chief Executive has been clearly established; their responsibilities are set out in writing and have been agreed by the Board.

The Chairman is responsible for leadership of the Board and for organising the business of the Board, ensuring its effectiveness and setting its agenda. The Chairman has no involvement in the day-to-day business of the Company. The Chairman facilitates the effective contribution of the Non-Executive Directors, and ensures Directors receive accurate, timely and clear information. He is also responsible for effective communication between the Board and shareholders.

The Chief Executive has direct charge of the Company on a day to day basis and is accountable to the Board for the financial and operational performance of the Group; and the determination of the strategy and the achievement of its objectives.

Mr Temple as the Senior Independent Director is responsible for chairing the meeting of Non-Executive Directors for the purpose of evaluating the Chairman's performance and to provide a communication channel for shareholders if required.

Directors' Interests in shares

The beneficial interests of the Directors in the shares of the Company are set out in the table below. The Directors have no non-beneficial interests.

	31 March 2006 or date ceased to be a director	31 March 2005
K Abbott	**10,000**	–
L Atkinson	**2,260**	2,260
T G Barker	**11,000**	11,000
S Boddie [a]	**–**	–
R B Butler [b][c]	**30,063**	38,349
K Hamill	**5,183**	5,183
J L Hewitt [b][c]	**63,545**	75,382
R A Lawson [c]	**403,374**	403,374
F D Lennertz	**8,034**	8,034
I Mason [c]	**37,349**	37,349
N J Temple	**10,040**	10,040

Note:

(a) Mr Boddie did not hold any shares on his appointment to the Board on 1 September 2005, nor on 31 March 2006.

(b) Mr Butler ceased to be a Director on 30 June 2005. Mr Hewitt ceased to be a Director on 1 September 2005.

(c) For the 1999 LTIP award, the Company's TSR performance was ranked 15th out of 38 (against the comparator group at that point in time) as at 4 July 2002, which resulted in 56.7% of the award vesting against the TSR criterion. Participants were required to retain the vested shares until June 2005, at which time the awards would only be released if participants were still employed. Each of Messrs Mason, Hewitt, Butler and Lawson held such awards and satisfied the employment condition in June 2005 with the result that their awards were released.

As at 31 March 2006 the Electrocomponents Qualifying Employee Share Ownership Trust (the 'Quest') and the Electrocomponents Employee Trust (the 'EET') (together the 'Trusts') held 39,342 and 308,417 shares respectively. As Executive Directors are potential beneficiaries of the Trusts they are treated for company law purposes as being interested in the shares held in the Trusts.

Directors' interests in Incentive Plans and Share Options are disclosed on page 24.

Up to 1 May 2006 there have been no changes in the Directors' interests or rights to subscribe for shares.

Relations with Shareholders

Executive Directors and senior executives have frequent discussions with institutional shareholders on a range of issues affecting the Group's performance, which include meetings following the announcement of the annual and interim results. The Chief Executive, Finance Director and Chairman meet with major shareholders to discuss performance, strategy and governance, and the Non-Executive Directors are available for discussions with shareholders if required. The Finance Director reports to the Board on meetings with shareholders.

Shareholders have been given the opportunity to meet with the Chairman and other Board Directors at last year's Annual General Meeting. The Senior Independent Director is available to attend meetings with major shareholders at their request.

Mr Boddie, who joined the Board on 1 September 2005, has attended meetings with major shareholders.

The Chairman also held meetings with a representative group of shareholders in January and February 2006 to obtain their views on strategy and performance, the results of which were communicated to and discussed by the Board.

The Company seeks to ensure that all Directors, including the Chairmen of the relevant Board Committees and Senior Independent Director, are available to answer questions at the Annual General Meeting.

The Company also has a website (www.electrocomponents.com) which contains up-to-date information on Group activities.

Accountability & Audit

In its financial reporting to shareholders and other interested parties, by means of annual and interim results and periodic statements, the Board aims to present a balanced and easily understandable assessment of the Group's position and prospects.

Internal control

The Combined Code places a requirement on Directors to review at least annually the effectiveness of the Group's system of internal control and to report to shareholders that they have done so.

In accordance with the Turnbull Committee Guidance on internal control there is an ongoing process of risk management and internal control, which includes a formal report and review of risks by the Board annually.

The Board is responsible for the effectiveness of the Group's system of internal control. The system of internal control has been designed and implemented to meet the particular requirements of the Group and the risks to which it is exposed. The internal control system can provide reasonable but not absolute assurance against material misstatement or loss.

The processes to identify, assess and manage the risks to ensure the Group's continued success are an integral part of the system of internal control. These processes include systems to assess operational risks, the monthly forecasting procedure, the management and review of key projects and capital expenditure.

The appointment of senior managers is reviewed annually through the Group's succession planning process.

Internal financial controls

Internal financial controls represent the systems employed by the Directors to enable them to discharge their responsibility for financial matters. Those responsibilities are noted on page 19. The main financial control elements are described below.

Clear terms of reference set out the duties of the Board and its Committees, with delegation of operating responsibility through the Executive Directors' Committee to management in all locations. Operating company controls are detailed in Group Finance and Group Treasury manuals that specify the controls necessary in identified areas of financial risk. Smaller Group companies are supported by Group, regional and process specialists in key areas.

Financial reporting systems are comprehensive and include weekly, monthly and annual reporting cycles. Monthly management accounts are prepared by all operating companies and Group-wide Processes. These contain forecasts of the current financial year which are updated four times per year and are compared against the previous forecast, the budget and prior year actuals. Variances are reviewed by the Group Executive Committee and by the Board. Specific reporting systems cover treasury operations, major investment projects and legal and insurance activities, which are reviewed by the Board and its Committees on a regular basis.

The Group has a team of internal operational auditors which has an annually agreed audit programme approved by the Audit Committee. The team reports regularly to the Audit Committee on the results of audits performed and reviews self-certification internal control questionnaires completed by operating management.

The Board and the Audit Committee have reviewed the effectiveness of the Group's system of internal control and internal financial control during the period covered by this report.

Audit independence
The Audit Committee and Board put great emphasis on the objectivity of the Company's auditors KPMG Audit Plc ('KPMG') in their reporting to shareholders.

The Audit Committee met six times during the year ended 31 March 2006 and the Group Audit Engagement Director from KPMG was present at four of these meetings to ensure full and open communication.

The overall performance of the auditors is reviewed annually by the Audit Committee, taking into account the views of management, and this is reported to senior members of KPMG. This forms part of KPMG's own system of quality control. The Audit Committee also has discussions with the auditors, without management being present, on the adequacy of controls and on any significant area where management judgement has been applied.

The scope of the year's audit is discussed in advance by the Audit Committee. Audit fees are reviewed by the Audit Committee after discussions between the Operating Companies and the local KPMG offices and a review by Group management and are then recommended to the Board for approval. Professional rules require rotation of the Group Audit Engagement Director. This took place in July 2004 when the current Director was appointed, replacing the previous Director who had held the post for five years.

The annual appointment of our auditors by the shareholders at the Annual General Meeting is a fundamental safeguard, but beyond this, controls have been in place for some years to ensure that additional work performed by the auditors is appropriate and subject to proper review.

With respect to non-audit assignments undertaken by KPMG the Company has developed a policy to ensure that the provision of such services does not impair the external Auditor's independence or objectivity.

The policy is as follows:

- When considering the use of the external auditors to undertake non-audit work, the Finance Director should at all times give consideration to the provisions of the Smith Report with regard to the preservation of independence.
- The external auditors must certify to the Company that they are acting independently.
- In providing a non-audit service, the external auditors should not (as summarised in the Smith Report):
  - audit their own work;
  - make management decisions for the Company;
  - create a mutuality of interest; or
  - find themselves in the role of advocate for the Company.
- Before commissioning such work, the Audit Committee or the Finance Director as appropriate must ensure that the external auditors are satisfied that there is no issue as regards independence.
- The Finance Director has authority to commission the external auditors to undertake non-audit work where there is a specific project with a cost that is not expected to exceed £50,000. This work has to be reported to the Audit Committee at its next meeting. If the cost is expected to exceed £50,000, the agreement of the Audit Committee is required before the work is commissioned. In either case, other potential providers are adequately considered.
- The Finance Director monitors all work done by the external auditors or other providers of accountancy services anywhere in the Group in excess of £10,000.

Going Concern
After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Compliance with the Combined Code
During the year ended 31 March 2006, the Directors consider that the Company complied with the provisions set out in Section 1 of the Combined Code in force during the year ended on that date.

Payment to Suppliers
The Group agrees terms and conditions for its business transactions with suppliers. Payment is then made according to these terms, subject to the supplier fulfilling its obligations. The Company has no trade creditors. Supplier payment days for the continuing operations of the Group outstanding at 31 March 2006 represent 43 days (2005: 44 days) of average purchases.

Employment Policies
The Group values highly the commitment of its employees and has maintained its practice of communicating business developments to them wherever practicable. Regular staff appraisals and consultations take place with individuals and the employees' representatives. The Group remains supportive of the employment and advancement of disabled persons and complies with the Core International Labour Organisation Conventions and prohibits the employment of underage or forced labour.

Capital Gains Tax
For Capital Gains Tax purposes the valuation of the Company's 10p ordinary shares at 5 April 1982 was 40p.

Substantial Shareholders
As at 23 May 2006 the following substantial shareholdings had been notified to the Company:

	Number of Shares	Percentage Held
Silchester International Investors Limited	74,630,131	17.15%
Franklin Templeton Investments	38,647,085	8.88%
Sprucegrove Investment Management Limited	31,401,338	7.21%
UBS AG	29,079,714	6.68%
Prudential plc	16,320,690	3.75%
Millgate Capital, Inc.	15,900,000	3.65%
Legal & General Investment Management Limited	14,148,893	3.25%
Barclays plc	13,941,546	3.20%
The Capital Group of Companies, Inc.	13,538,069	3.11%

As far as the Directors are aware there were no other notifiable interests.

Share Capital
Full details of share options and shares issued under the terms of the Company's share schemes can be found in note 7 to the Group accounts on pages 33 and 34.

During the year the Electrocomponents Employee Trust ('EET') purchased no shares (2005: no shares) as referred to in note 8 to the Company accounts on page 55.

Political and Charitable Contributions
The Group made no political contributions during the year. Charitable contributions within the UK amounted to £15,408 (2005: £29,087) and outside the UK amounted to £11,077 (2005: £9,365).

Disclosure of Information to Auditors
The Directors who held office at the date of approval of this Directors' Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware; and each Director has taken all the steps that they ought to have taken as Directors to make themselves aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Annual General Meeting
The Notice of the Annual General Meeting, which will be held at 12:30 p.m. on Friday 14 July 2006 at the Company's premises, The International Management Centre, 5000 Oxford Business Park South, Oxford, OX4 2BH, is set out on page 60.

In addition to conducting the ordinary business, the following special business will be considered:

RENEWAL OF DIRECTORS' AUTHORITY FOR THE PURCHASE BY THE COMPANY OF ITS OWN SHARES: This resolution will authorise market purchases of up to 43,527,000 ordinary shares (being approximately 10% of the issued share capital as at 23 May 2006), subject to a maximum price of 105% of the average of the market values of the shares for the five business days preceding any purchase and a minimum price of 10p per share. The Directors will only exercise this authority when satisfied it is in the best interests of shareholders and that any purchase will have a beneficial impact on earnings per share, having first considered other investment opportunities open to the Company. The Directors expect to ask shareholders to approve renewal of the authority each year. 24,411,459 options to subscribe for equity shares were outstanding as at 23 May 2006, representing 5.61% of the issued share capital. If this resolution is passed and the full authority to buy back shares is used, then outstanding options to subscribe for equity shares will represent 6.23% of the issued share capital.

Listed companies are now permitted, subject to certain restrictions, to hold their own shares which they purchase in Treasury for resale or transfer at a later date, rather than being obliged to cancel them. If the Company were to purchase any of its own shares pursuant to the authority referred to above, it would consider holding them as treasury stock provided that the number does not at any time exceed 10% of the Company's issued share capital. This would provide the Company with additional flexibility in the management of its capital base. As at 23 May 2006, the Company held no ordinary shares in Treasury.

By order of the Board

Carmelina Carfora
Company Secretary
1 June 2006

Directors' Responsibility for the Financial Statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the requirements of the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The report and accounts contain certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements including, without limitation, statements regarding the future financial positions, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as 'intends', 'expects', 'anticipates', 'estimates' and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intentions or obligations to update forward-looking statements contained herein.

Remuneration Report

Remuneration Committee

Role and membership

The long-established Remuneration Committee is responsible for recommending overall remuneration policy in respect of the Executive Directors, the Chairman and senior managers. The Committee was chaired during the year by Dr Leslie Atkinson. The other members of the Committee over the year were Mr Kevin Abbott, Mr Keith Hamill, Dr Dieter Lennertz and Mr Nick Temple.

The Board as a whole determines the remuneration of the Non-Executive Directors.

During the year ended 31 March 2006 the Committee adhered to the principles and provisions of the Combined Code as it applied during that year. In preparing this Report, the Board has followed the provisions of Section B of the Combined Code.

Advisers

For the year under review, Kepler Associates have provided advice and data to the Remuneration Committee for salary reviews for the Executive Directors. Kepler Associates have also provided independent market information on the design of the new long-term incentive plans and annual bonuses. Kepler Associates were appointed by the Remuneration Committee. The Chairman and Group Chief Executive Officer attended parts of meetings by invitation to respond to specific questions raised by the Committee and on matters relating to the performance and remuneration of senior managers. The Company Secretary acts as Secretary to this Committee.

Remuneration Policy

Executive Directors

The objectives of the remuneration policy for Executive Directors are to provide a remuneration package which is competitive and performance-linked, to ensure that the Group can attract and retain executives who have the experience, skills and talents to operate and develop its businesses to their maximum potential, thereby delivering the highest level of return for shareholders.

The components of the remuneration package for Executive Directors are:

Performance Related	Non-Performance Related
• Annual bonus	• Basic salary
• Long Term Incentive Plan	• Pension
• Executive Incentive Plan	• Other benefits such as health insurance.

The Committee strives to ensure that shareholders' interests are best served by creating an appropriate balance between performance and non-performance related components of the remuneration package. In order to fulfil its objectives, the Committee believes that it must retain a certain amount of flexibility in structuring appropriate remuneration, for instance to facilitate the recruitment of suitably qualified candidates in a very competitive environment.

The Committee conducted a comprehensive review of executive remuneration during the year and proposed the introduction of new long-term incentive plans to replace the previous Long-Term Incentive Share Option Plan (LTIOP). These new plans are designed to reflect the Company's needs, shareholders' views and developments in market practice. They were approved by shareholders at the Extraordinary General Meeting of the Company held on 1 February 2006.

The Chairman and Non-Executive Directors

Remuneration comprises an annual salary for acting as Chairman or an annual fee for the Non-Executive Directors of the Company. An additional fee is paid to the Chairman of a Board Committee. The Chairman and Non-Executive Directors do not participate in the Company's incentive or bonus schemes, nor do they accrue any pension entitlement, although the Chairman has pension arrangements which relate to his previous service as an Executive Director.

No Non-Executive Director has a service contract with the Company.

The Chairman has the use of a company car and mobile phone and receives life insurance cover. Details of his service contract are set out on page 22 of this report.

Remuneration Components for Executive Directors

Basic salary

In determining salary levels, the Committee takes into account comparable information for similar job functions in industrial service companies and other companies of a similar size. Allowance is made for the international spread and competitive nature of the Group's businesses and for the individual's experience, performance and contribution in the areas for which responsibility is held. Regard is also taken of salary levels throughout the Group.

Incentive Arrangements

Annual bonus plan

For the year ending 31 March 2006 the maximum bonus opportunity for Executive Directors was 60% of salary. On-target performance would yield a bonus of 20% of salary for each Director. Performance targets focussed on sales, profits and individual objectives.

A new annual bonus plan has been implemented for the year ending 31 March 2007 with the aim of ensuring that the incentives for senior managers and Executive Directors are competitive and more closely aligned to financial performance. For Executive Directors, the plan links remuneration to financial performance, primarily Profit Before Tax ('PBT') but also growth in Group sales. The performance targets are established by the Board and adopted by the Remuneration Committee on an annual basis and reflect market conditions as well as strategic and operational factors. In the light of market developments the Committee decided to cap annual bonuses for Executive Directors at 100% of salary. On-target performance could earn a bonus of 50% of salary for each Executive Director.

The Remuneration Committee has discretion to vary bonus payments for participants but only in exceptional circumstances.

For other members of the Group Executive Committee the annual bonus plan will also link remuneration to financial performance and will be based on PBT but also growth in Group sales and individual performance. The maximum bonus opportunity will be capped at 80% of salary. On-target performance will earn a bonus of 30% of salary.

Annual bonus payments are not pensionable.

Long Term Incentive Share Option Plan ('LTIOP')

Awards were made under the LTIOP in the year ending 31 March 2006. Under the LTIOP, participants were awarded options with a ten year life subject to a performance condition based on Total Shareholder Return ('TSR'), with no options vesting unless performance is above the median for the selected comparator group, and full vesting only occurring if Electrocomponents is first out of the 14 in that group in terms of TSR. The Committee chose TSR because it felt it was the measure most aligned to shareholders' interests.

Options over a total of 5,264,667 ordinary shares in the Company were granted on 13 June 2005. These options were granted at an exercise price of 251p per share.

TSR performance is measured over a minimum period of three years from the date of grant but, if the target is not met at all, the period is extended to four, and then five years from a fixed base. Once the target has been met in part, however, performance is not subsequently retested and the unvested part of the option lapses. If the target has not been met at all at the end of five years, the option lapses.

For performance at or below median, no part of the option will vest. 25% of the option will vest for performance of one position above the median with full vesting if the Company is ranked first in the comparator group selected. Between those two levels, the option will vest on a sliding scale. TSR is calculated in common currency.

The comparator group for the grants made in 2002, 2003, 2004 and 2005 comprised:

Arrow Electronic Industries Inc	Manutan International SA
Avnet Inc	Misumi Corporation
Brambles Industries plc	Premier Farnell plc
Buhrmann NV	Rexel SA
Daetwyler Holdings AG	Takkt AG
Grainger (WW) Inc	Wolseley plc
Hagemeyer NV	

Rexel ceased to be part of the comparator group during the year.

No further awards will be made under the LTIOP.

Details of the new incentive arrangements approved by shareholders are as follows:

Long Term Incentive Plan ('LTIP')

The LTIP which has replaced all other discretionary incentive schemes for 2006/07 is designed to align long-term incentives with the interests of shareholders, whilst reflecting current best practice. Participation in the plan extends to Executive Directors and the most senior executives.

Under the LTIP participants will be awarded shares annually, which vest dependent upon Electrocomponents three year TSR percentage outperformance of the FTSE 250 Index (the comparator index). For the award to vest in full, the Company's TSR must outperform the TSR of the FTSE 250 Index by at least 20%. If the Company's TSR is equal to or below the TSR of the FTSE 250 Index, the award will not vest, with straight line vesting in between. Dividends will accrue but only on shares that vest.

For any award to vest, the Committee must additionally be satisfied that there has been a sustained improvement in the Company's underlying financial performance.

The Committee selected TSR as the performance measure because it felt it was the measure most aligned to shareholders' interests and the FTSE 250 Index as the benchmark because Electrocomponents is a constituent of the Index and the Index is objective and transparent.

Executive Incentive Plan ('EIP')
The EIP, which is limited to Executive Directors and members of the Group Executive Committee, is a one-off incentive plan rewarding achievement of the PBT targets set for the 2008/09 financial year. PBT was selected as an appropriate measure of underlying performance and the threshold performance level was based on the Company's long-term strategy as previously announced to shareholders. The award of shares ('the award') was made in February 2006.

For the award to vest, the performance conditions must be satisfied. The performance condition is based on the PBT in the 2008/09 financial year. If PBT in the 2008/09 financial year is less than £130m the award will not vest. For full vesting of the award PBT must be £155m in the 2008/09 financial year and 20% of the award will vest if PBT is £130m, with straight-line vesting in between. Dividends will accrue but only on shares that vest.

For any award to vest the Committee must additionally be satisfied that the Company's Return on Capital Employed ('ROCE') is at least 25% in the 2008/09 financial year. ROCE is return on capital employed excluding any pension liability.

All awards under the LTIP and EIP are normally pro rated for time and performance in circumstances where they vest for 'good leavers' and on a change-of-control.

Executive shareholding guidelines
Executive shareholding guidelines have been introduced whereby Executive Directors will be required to build up their personal holdings of Electrocomponents shares, to a value of 200% of salary for the Chief Executive and 100% of salary for the Finance Director.

1988 Executive Share Option Scheme ('ESOS')
Mr Butler, Mr Lawson and Mr Mason previously held options under the ESOS. The last ESOS award was made to the Executive Directors and Chairman in 1995. These options were not subject to performance conditions, in keeping with market practice at the time the scheme was established, but were subject to minimum holding periods of three, five or seven years before they could be exercised. However, all such options lapsed in July 2005 with no vesting in the year. No further awards will be granted under this scheme.

Savings Related Share Option Scheme
Executive Directors can participate in the Savings Related Share Option Scheme which is open to all UK employees or, if appropriate, the International Savings Related Share Option Scheme. Performance conditions have not been imposed as they are not permissible under UK HM Revenue & Customs rules for this type of scheme.

Electrocomponents Group Pension Scheme ('the Scheme')
Executive Directors participate in the Scheme, which provides defined benefits on retirement. Pensionable salary is limited to basic salary, excluding all bonuses and other benefits. The pension accrual rate for Executive Directors is one-thirtieth for each year of service, subject to HM Revenue & Customs restrictions.

Normal retirement age for Executive Directors is 60. The Scheme is a funded pension arrangement providing a pension on retirement of up to two-thirds of pensionable earnings, or the 'earnings cap' if lower. No actuarial reduction will be applied to pension benefits accrued prior to 1 April 2003 if retirement is from age 55 or later. In the event of death before retirement, a capital sum equal to four times basic salary is payable together with a spouse's pension of two-thirds of the member's prospective pension at age 60 and children's pensions if appropriate. In the event of death in retirement, a spouse's pension of two-thirds of the member's pre-commutation pension is payable. Pensions in payment or in deferment are guaranteed to increase annually in February by the lesser of 5% or the increase in the RPI. Additional increases are payable at the discretion of the Company and the trustee of the Scheme.

Mr Lawson is a deferred member of the Scheme and continues to receive life insurance cover. The premium for life insurance benefit for Mr Lawson is included in the amount shown on page 23.

All Scheme benefits are subject to HM Revenue & Customs limits. Where such limitation is due to the 'earnings cap', arrangements may be agreed with individuals to compensate them for the reduction in benefits, either by salary supplement or through a funded unapproved retirement benefits scheme. Mr Hewitt elected to receive part of his additional entitlement as contributions to a funded unapproved retirement benefit scheme together with a salary supplement in lieu of part of his unapproved pension entitlement. Mr Mason elected to receive a salary supplement in lieu of all of his unapproved pension entitlement. Salary supplements for both Messrs Hewitt and Mason are included in the table shown on page 23. Mr Butler's pension entitlement will be met from the Scheme in full as he is not subject to the 'earnings cap'.

Mr Boddie was invited to participate in the defined benefit section of the scheme when he joined the Company on 1 July 2005. Mr Boddie also receives a salary supplement in lieu of all his unapproved pension entitlement, details of which are included in a table shown on page 23.

The Committee has reviewed the implications of the new pension tax regime from 6 April 2006 on the Company's pension arrangements and will not be assuming any additional costs or liabilities as a result of the legislation.

The following table gives details for each Director of:

- the annual accrued pension payable from normal retirement age, calculated as if he had left service at the year end i.e. 31 March 2006;
- the increase in accrued pension attributable to service as a Director during the year;
- the transfer value of the accrued benefit at the year end;
- the transfer value of the accrued benefit at the previous year end; and
- the increase in the transfer value over the period.

These amounts exclude any (i) benefits attributable to additional voluntary contributions; and (ii) actual members' contributions.

Disclosure of Directors' Pension Benefits for the Year Ended 31 March 2006 (audited)

	Age at 31 March 2006 Years	Accrued pension as at 31 March 2006 £	Increase in accrued pension benefits £	Transfer value as at 31 March 2006[e] £	Transfer value as at 31 March 2005[e] £	Increase in transfer value less Directors' contributions[f] £
RB Butler [b]	**46**	**130,587**	**(9,665)**	**1,492,000**	1,379,000	**101,803**
JL Hewitt [c][d][g]	**58**	**15,528**	**1,361**	**342,000**	245,000	**93,304**
RA Lawson [a][d]	**61**	**82,266**	**6,932**	**1,700,000**	1,516,000	**184,000**
I Mason	**44**	**26,968**	**3,475**	**282,000**	208,000	**65,552**
S Boddie	**46**	**2,640**	**2,640**	**30,000**	–	**22,872**

Notes:

(a) Mr Lawson left the scheme on 20 July 2001, and did not accrue any benefit in the year. This reflects the benefits retained in the approved Scheme only and includes credit for transfers received and service to his date of leaving.

(b) Mr Butler left the Scheme on 31 August 2005. The reduction in accrued pension benefits shown above is a result of the restriction to early leaver benefits applied under HMRC rules at the time he left the Scheme. This restriction was not reflected in the disclosure at 31 March 2005, as he was an active member at that time.

(c) Mr Hewitt ceased to be employed on 30 September 2005.

(d) Generally, the accrued pension benefits shown are the amounts which would be paid annually on retirement at Normal Retirement Age based on service to the end of the year (or earlier leaving the Scheme). However, for Mr Hewitt it reflects the pension actually in payment at the end of the year, and for Mr Lawson it reflects the pension that would be payable had it come into payment at the year end.

(e) Transfer values have been calculated in accordance with Guidance Note 11 (Version 9.2) issued by the actuarial profession.

(f) The increase in transfer value less directors' contributions includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and Directors, such as stock market movements. It is calculated after deducting the directors' contributions.

(g) Additional contributions of £51,333 were paid into a funded unapproved arrangement for Mr Hewitt (2005: £103,750).

Other benefits
All Executive Directors are provided with a company mobile phone, a company car (or a cash allowance) and medical insurance. The taxable value of these benefits is included in the Directors' emoluments table on page 23.

Service contracts (not subject to audit)
All current Executive Directors have service contracts that are on a 12 month rolling basis. These contracts provide for 12 months' notice by the Company and by the Executive Directors.

Termination payments are limited to the Directors' normal compensation, including basic salary, annual incentives and benefits for the unexpired portion of the notice period subject to performance and Remuneration Committee discretion. However, the Committee will aim to minimise the level of payments to that Director having regard to all circumstances, including the Company's contractual obligations to the Director, the reason for the departure, and the Company's policy to apply mitigation in the case of severance.

The Company entered into the service agreements with Mr Butler and Mr Mason on 1 March 2001 with Mr Hewitt on 14 March 2001 and with Mr Boddie on 25 May 2005. These agreements replaced all prior arrangements.

Pursuant to the terms of a compromise agreement entered into between Mr Butler and the Company, dated 3 October 2005, Mr Butler's service contract will expire upon the earlier of him securing alternative employment or 31 July 2006.

Mr Lawson entered into a service agreement as Chairman of the Company on 20 July 2001. This agreement replaced all prior arrangements. The term of the contract has now been reviewed by the Company and as a result the contract now provides for six months notice by the Company and by Mr Lawson.

External appointments (not subject to audit)
Executive Directors are encouraged to take up one non-executive position on the boards of other companies on the condition that any fees are remitted to the Company.

Performance review (not subject to audit)
The following graph shows the five year TSR performance of the Company relative to the FTSE All Share and the FTSE 250 Index. The FTSE All Share is a broad equity market index of which Electrocomponents is a member and in the future the Company will be measuring its TSR performance versus the FTSE 250 for the purposes of the LITP and has therefore included this as a relevant index.

Value of £100 invested in Electrocomponents on 31 March 2001 to 31 March 2006 vs. FTSE All Share Index and the FTSE 250 Index


160
140
120
100
80
60
40
20
0
Mar 01
Mar 02
Mar 03
Mar 04
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Key:
Electrocomponents Plc
FTSE All-Share Index
FTSE 250 Index

Directors' Remuneration for the year ended 31 March 2006

Salary, annual bonus and other benefits (audited)

	Salary 2006 £	Salary 2005 £	In lieu of Pension 2006 £	In lieu of Pension 2005 £	Benefits 2006 £	Benefits 2005 £	Bonus 2006 £	Bonus 2005 £	Compensation for loss of office 2006[g]	Total 2006 £	Total 2005 £
Emoluments of the Chairman											
R A Lawson	**180,000**	178,333	**–**	–	**29,442**	24,899	**–**	–	**n/a**	**209,442**	203,232
Emoluments of Executive Directors											
I Mason [a]	**482,250**	451,000	**60,102**	55,690	**22,408**	20,359	**75,000**	–	**n/a**	**639,760**	527,049
S Boddie [a][b]	**186,667**	–	**46,275**	–	**8,599**	–	**150,000**	–	**n/a**	**391,541**	–
Emoluments of former Executive Directors											
RB Butler [c]	**74,417**	292,417	**–**	–	**2,434**	9,549	**–**	–	**479,298**	**556,149**	301,966
JL Hewitt [a][d]	**188,000**	375,250	**86,136**	174,088	**12,563**	26,786	**–**	–	**479,345**	**766,044**	576,124
Total	**1,111,334**	1,297,000	**192,513**	229,778	**75,446**	81,593	**225,000**	–	**958,643**	**2,562,936**	1,608,371
Fees of Non-Executive Directors											
K Abbott										**36,000**	14,800
L Atkinson [f]										**46,000**	45,083
TG Barker [f]										**46,000**	42,333
K Hamill										**36,000**	35,667
FD Lennertz										**45,000**	44,583
NJ Temple										**36,000**	35,667
Total										**2,807,936**	1,826,504

(a) Provision of pension benefits under the Group's approved pension arrangements is restricted for employees joining the Scheme after 1 June 1989. During the year ended 31 March 2006, Mr Hewitt and Mr Mason have elected to receive salary supplements of £34,802 and £60,102 respectively (2005: £70,338 and £55,690) in lieu of the balance of their pension entitlements. In addition, Mr Hewitt also elected to receive payments to a FURB of £51,334 during the year (2005: £103,750). Mr Boddie was invited to participate in the scheme from 1 July 2005, and has also elected to receive a salary supplement of £46,275 in lieu of the balance of his pension entitlement.

(b) In light of the strong competition at the time of recruiting Mr Boddie to fulfil the role of Finance Director, the Company agreed that he would receive a guaranteed bonus of £150,000, with such amount to be paid to him in June 2006.

(c) £74,417 is the salary paid to Mr Butler from 1 April 2005 until 30 June 2005, the date he ceased to be a Director.

(d) £188,000 is the salary paid to Mr Hewitt from 1 April 2005 until 1 September 2005, the date he ceased to be a Director.

(e) £186,667 is the salary paid to Mr Boddie from 1 September 2005, the date he was appointed as a Director.

(f) Dr Atkinson as Chairman of the Remuneration Committee and Mr Barker as Chairman of the Audit Committee each receive an additional fee of £10,000 per annum.

(g) No compensation for loss of office was paid during the year ending 31 March 2005.

Share Options (audited)

	Scheme	Date of Grant	Vesting Date	Expiration Date	Exercise Price	Shares under option 1 April 2005	Granted in FY06	Exercised in FY06	Lapsed in FY06	**Shares under option 31 March 2006**
S Boddie	Long Term Incentive Option Plan [d]	13-Jun-05	12-Jun-08	12-Jun-15	251.0p	–	400,000[a]	–	–	**400,000**
					Total	–	400,000	–	–	**400,000**
RB Butler [b]	1988	28-Jul-95	28-Jul-98	27-Jul-05	306.1p	24,750	–	–	(24,750)	–
	Executive	28-Jul-98	28-Jul-00	27-Jul-05	306.1p	14,850	–	–	(14,850)	–
		28-Jul-95	28-Jul-02	27-Jul-05	306.1p	9,900	–	–	(9,900)	–
	Savings Related	28-Jun-03	01-Sep-06	28-Feb-07	260.0p	3,557	–	–	–	**3,557**
	Long Term Incentive	22-Aug-02	21-Aug-05	21-Aug-12	312.0p	363,868	–	–	–	**363,868**
	Option Plan [d]	16-Jun-03	15-Jun-06	15-Jun-13	349.0p	354,426	–	–	–	**354,426**
		11-Jun-04	10-Jun-07	10-Jun-14	365.0p	340,000	–	–	–	**340,000**
		13-Jun-05	12-Jun-08	12-Jun-15	251.0p	–	300,000	–	–	**300,000**
					Total	1,111,351	300,000	–	(49,500)	**1,361,851**
JL Hewitt [c]	Savings Related	28-Jun-03	01-Sep-08	28-Feb-09	260.0p	6,125	–	–	(6,125)	–
	Long Term Incentive	22-Aug-02	21-Aug-05	21-Aug-12	312.0p	461,333	–	–	(461,333)	–
	Option Plan [d]	16-Jun-03	15-Jun-06	15-Jun-13	349.0p	454,806	–	–	(454,806)	–
		11-Jun-04	10-Jun-07	10-Jun-14	365.0p	435,000	–	–	(435,000)	–
					Total	1,357,264	–	–	(1,357,264)	–
RA Lawson	1988	28-Jul-95	28-Jul-00	27-Jul-05	306.1p	54,080	–	–	(54,080)	–
	Executive	28-Jul-95	28-Jul-02	27-Jul-05	306.1p	13,520	–	–	(13,520)	–
					Total	67,600	–	–	(67,600)	–
I Mason	1988	28-Jul-95	28-Jul-00	27-Jul-05	306.1p	30,300	–	–	(30,300)	–
	Executive	28-Jul-95	28-Jul-02	27-Jul-05	306.1p	20,200	–	–	(20,200)	–
	Savings Related	28-Jun-03	01-Sep-08	28-Feb-09	260.0p	6,125	–	–	–	**6,125**
	Long Term Incentive	22-Aug-02	21-Aug-05	21-Aug-12	312.0p	552,300	–	–	–	**552,300**
	Option Plan [d]	16-Jun-03	15-Jun-06	15-Jun-13	349.0p	545,272	–	–	–	**545,272**
		11-Jun-04	10-Jun-07	10-Jun-14	365.0p	525,000	–	–	–	**525,000**
		13 Jun 05	12-Jun-08	12-Jun-15	251.0p	–	550,000	–	–	**550,000**
					Total	1,679,197	550,000	–	(50,500)	**2,178,697**

(a) Mr Boddie was appointed a Director on 1 September 2005. At the date of his appointment he already held 400,000 options, shown above, which were granted to him on 13 June 2005, conditional on his commencing employment with the Company on 1 July 2005.
(b) The options held by Mr Butler at the date he ceased to be a Director, being 30 June 2005, included the options shown as lapsed during the year. Mr Butler remains an employee of the Company.
(c) The options held by Mr Hewitt at the date he ceased to be a Director, being 1 September 2005, included only the Savings Related options. All Long Term Incentive Option Plan options lapsed at that date.
(d) Awards made under the Long Term Incentive Option Plan are subject to performance conditions set out on page 20.

Executive Incentive Plan (audited)

	Scheme	Date of Award	Shares awarded at 1 April 2005	Shares awarded in FY06	Vested in FY06	Lapsed in FY06	**Shares awarded at 31 March 2006**
S Boddie	Executive Incentive Plan [a]	1-Feb-06	–	400,000	–	–	**400,000**
		Total	–	400,000	–	–	**400,000**
I Mason	Executive Incentive Plan [a]	1-Feb-06	–	800,000	–	–	**800,000**
		Total	–	800,000	–	–	**800,000**

(a) Awards made under the Executive Incentive Option Plan are subject to performance conditions and a vesting period set out on page 21.

The closing mid-market price of the shares on 31 March 2006 was 280p. During the year, the price of shares varied between 220.25p and 302.25p. The mid market price of shares on 1 February 2006, being the date the Executive Incentive Plan awards were made, was 301p.

No other awards have been made during the year.

By Order of the Board

Dr Leslie Atkinson
Chairman of the Remuneration Committee
1 June 2006

Independent Auditors' Report to the Members of Electrocomponents plc

We have audited the Group Accounts of Electrocomponents plc for the year ended 31 March 2006 which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense, the Group Significant Accounting Policies and the related notes on pages 31 to 49. These Group Accounts have been prepared under the accounting policies set out therein.

We have reported separately on the Company Accounts of Electrocomponents plc for the year ended 31 March 2006 and on the information in the Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors
The Directors' responsibilities for preparing the Annual Report and the Group Accounts in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibility for the Financial Statements on page 19.

Our responsibility is to audit the Group Accounts in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group Accounts give a true and fair view and whether the Group Accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group Accounts. The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referenced from the Principal Activity and Business Review section of the Directors' Report. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited Group Accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group Accounts. Our responsibilities do not extend to any other information.

Basis of Audit Opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group Accounts. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group Accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group Accounts.

Opinion
In our opinion:

- the Group Accounts give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the group's affairs as at 31 March 2006 and of its profit for the year then ended;
- the Group Accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the Group Accounts.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London
EC4Y 8BB
1 June 2006

Group Income Statement

For the year ended 31 March 2006

	Note	2006 £m	2005 £m
Revenue	2	**828.5**	773.9
Cost of sales		**(402.1)**	(361.8)
Gross profit		**426.4**	412.1
Distribution and marketing expenses		**(348.9)**	(303.3)
Administrative expenses		**(9.0)**	(8.0)
Operating profit		**68.5**	100.8
Provision for RoHS	4	**4.0**	–
Reorganisation costs	5	**3.7**	–
Headline operating profit	1	**76.2**	100.8
Financial income		**6.9**	3.6
Financial expenses		**(10.3)**	(4.5)
Profit before tax	1, 2, 3	**65.1**	99.9
Headline profit before tax	1	**72.8**	99.9
Income tax expense	9	**(21.5)**	(32.3)
Profit for the year attributable to equity shareholders		**43.6**	67.6
Earnings per share			
Basic	11	**10.0p**	15.5p
Diluted	11	**10.0p**	15.5p
Dividends			
Amounts recognised in the period:			
Final dividend for the year ended 31 March 2005	10	**12.6p**	12.6p
Interim dividend for the year ended 31 March 2006	10	**5.8p**	5.8p
		18.4p	18.4p

A final dividend of 12.6p per share relating to the period has been proposed since the period end.

Group Statement of Recognised Income and Expense

For the year ended 31 March 2006

	Note	2006 £m	2005 £m
Foreign exchange translation differences		**11.6**	1.5
Actuarial gain on defined benefit pension schemes	8	**4.2**	0.5
Loss on net investment hedges		**(1.0)**	–
Tax on items taken directly to equity		**(1.3)**	(0.2)
Net income recognised directly in equity		**13.5**	1.8
Profit for the year		**43.6**	67.6
Total recognised income and expense for the period attributable to equity shareholders before opening balance sheet adjustment	26	**57.1**	69.4
Opening balance sheet adjustment: adoption of IAS 32 and IAS 39	28	**0.9**	–
Total recognised income and expense for the period attributable to equity shareholders		**58.0**	69.4

The notes on pages 31 to 49 form part of these Group Accounts.

Group Balance Sheet

As at 31 March 2006

	Note	2006 £m	2005 £m
Non-current assets			
Intangible assets	12	**208.2**	191.9
Property, plant and equipment	13	**112.8**	110.9
Investments	15	**0.3**	0.2
Trade and other receivables	18	**3.2**	2.8
Deferred tax assets	22	**17.5**	17.4
		342.0	323.2
Current assets			
Inventories	17	**158.6**	142.3
Trade and other receivables	18	**162.3**	145.1
Income tax receivables		**1.0**	2.2
Cash and cash equivalents		**39.4**	64.8
		361.3	354.4
Current liabilities			
Trade and other payables	19	**(123.5)**	(109.5)
Loans and borrowings	20	**(23.0)**	(27.7)
Tax liabilities		**(13.3)**	(18.7)
		(159.8)	(155.9)
Net current assets		**201.5**	198.5
Total assets less current liabilities		**543.5**	521.7
Non-current liabilities			
Trade and other payables	19	**(7.8)**	(7.6)
Retirement benefit obligations	8	**(41.8)**	(47.0)
Loans and borrowings	20	**(137.2)**	(92.5)
Deferred tax liabilities	22	**(20.3)**	(18.9)
		(207.1)	(166.0)
Net assets		**336.4**	355.7
Equity			
Called-up share capital	25	**43.5**	43.5
Share premium account	26	**38.4**	38.4
Retained earnings	26	**254.5**	273.8
Equity attributable to the shareholders of the parent		**336.4**	355.7

These Group Accounts were approved by the Board of Directors on 1 June 2006 and signed on its behalf by:

Simon Boddie
Group Finance Director

The notes on pages 31 to 49 form part of these Group Accounts.

Group Cash Flow Statement

For the year ended 31 March 2006

	Note	2006 £m	2005 £m
Cash flows from operating activities			
Profit before tax		**65.1**	99.9
Depreciation and other amortisation		**24.1**	22.2
Equity settled transactions	7	**2.7**	2.4
Finance income and expense		**3.4**	0.9
Operating cash flow before changes in working capital, interest and taxes		**95.3**	125.4
Increase in inventories		**(12.8)**	(13.6)
(Increase) decrease in trade and other receivables		**(14.6)**	9.3
Increase (decrease) in trade and other payables		**13.2**	(3.7)
Cash generated from operations		**81.1**	117.4
Interest received		**6.8**	3.5
Interest paid		**(10.1)**	(4.8)
Income tax paid		**(25.8)**	(31.2)
Operating cash flow		**52.0**	84.9
Cash flows from investing activities			
Capital expenditure and financial investment		**(26.3)**	(24.6)
Proceeds from sale of non-current assets		**1.2**	0.8
Net cash used in investing activities		**(25.1)**	(23.8)
Free cash flow		**26.9**	61.1
Cash flows from financing activities			
Proceeds from the issue of share capital		**–**	–
New bank loans		**54.3**	35.0
Repayment of bank loans		**(25.6)**	(20.8)
Equity dividends paid	10	**(80.0)**	(80.0)
Net cash used in financing activities		**(51.3)**	(65.8)
Net decrease in cash and cash equivalents		**(24.4)**	(4.7)
Cash and cash equivalents at the beginning of the year		**62.6**	72.6
Effect of exchange rates on cash		**(0.2)**	(5.3)
Cash and cash equivalents at the end of the year	29	**38.0**	62.6

The notes on pages 31 to 49 form part of these Group Accounts.

Group Significant Accounting Policies

Basis of consolidation
Electrocomponents plc (the 'Company') is a company domiciled in England. The Group Accounts for the year ended 31 March 2006 comprise the Company and its subsidiaries (together referred to as the 'Group') and the Group's interest in a jointly controlled entity. Subsidiaries are entities controlled by the Company. All subsidiary accounts are made up to 31 March and are included in the Group Accounts. Further to the IAS Regulation (EC 1606/2002) the Group Accounts have been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the EU ('adopted IFRS'). The Company Accounts continue to be prepared in accordance with UK Generally Accepted Accounting Practices ('UK GAAP') and details of the Company Accounts, notes to the accounts and significant accounting policies are set out on pages 51 to 58.

The financial statements were authorised for issue by the Directors on 1 June 2006.

Basis of preparation
The financial statements are presented in £ Sterling and rounded to £0.1m. They are prepared on the historical cost basis except certain financial instruments detailed below.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable, under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Statement of compliance
The Group Accounts have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use by the EU. These are the Group's first Group Accounts under IFRS and IFRS 1 has been applied as detailed below.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in note 32.

Transactions eliminated on consolidation
Intra-group balances and unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing Group Accounts. Unrealised gains arising from transactions with the jointly controlled entity are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains.

First time adoption of IFRS (IFRS 1)
This Standard has been issued to assist the first time adoption of IFRS. The Standard allows alternative treatments for certain areas of the financial statements during the initial transition period. The treatments have been detailed in the relevant sections. The most significant changes for the Group relate to share based payments (IFRS 2), pension costs (IAS 19) and financial instruments (IAS 32 and IAS 39).

Goodwill and other intangibles
Goodwill arising on all acquisitions prior to 31 March 1998 has been written off against reserves. Goodwill arising on acquisitions after 1 April 1998 has been capitalised and, under UK GAAP, was amortised on a straight-line basis over its estimated useful life, with a maximum of 20 years.

The Group has made the elective exemption under IFRS 1 that allows goodwill in respect of acquisitions made prior to 1 April 2004 to remain as stated under UK GAAP. The balance of goodwill as at 1 April 2004 is deemed to be the cost going forward.

IFRS 3 requires that, when a subsidiary entity is acquired and consolidated into the Group Accounts, intangible assets (such as customer lists or trademarks) are valued and then recognised separately on the balance sheet. These are then amortised over their useful economic lives. Goodwill remains the difference between the fair value of the purchase price and the fair value of the tangible and intangible assets but is likely to be smaller under IFRS.

Goodwill is not amortised under IFRS. Instead the carrying value is reviewed annually for impairment and only written down if impaired.

Other intangible assets are stated at cost less accumulated amortisation. The cost of acquired intangible assets are their purchase cost together with any incidental costs of acquisition. Amortisation is calculated to write off the cost of the asset on a straight-line basis at the following annual rates:

Trademarks	5%
Computer software costs	12.5-50%

Amortisation is disclosed in distribution and marketing expenses in the income statement. The residual value, if not insignificant, is reassessed annually. Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

Investments in jointly controlled entities
The Group Accounts include the Group's share of the total recognised gains and losses in one jointly controlled entity on an equity accounted basis.

Property, plant and equipment
Tangible assets are stated at cost less accumulated depreciation. The cost of self constructed assets includes the cost of materials, direct labour and certain direct overheads.

Leases in which the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. Each finance leased asset is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease less accumulated depreciation.

No depreciation has been charged on freehold land. Other assets have been depreciated to residual value, on a straight-line basis at the following annual rates:

Freehold buildings	2%
Motor vehicles	25%
Mainframe computer equipment	20%
Network computer equipment	33%
Portable computers	50%
Other office equipment	20%

Depreciation is disclosed in distribution and marketing expenses in the Income Statement. The residual value, if not insignificant, is reassessed annually.

Impairment
The carrying amounts of the Group's goodwill are reviewed annually to determine whether there is any indication of impairment. If such an indication exists, the asset's recoverable amount is estimated. The goodwill was tested for impairment at 1 April 2004, the date of transition to IFRS, in accordance with IFRS 1.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the Income Statement. The recoverable amount is calculated as the present value of estimated future cash flows using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Inventories
Inventories are valued at the lower of cost and net realisable value. This cost is calculated on a weighted average basis. Work in progress and goods for resale include attributable overheads.

Trade and other receivables
Trade and other receivables are stated at their cost less impairment losses.

Net debt
Net debt comprises cash and cash equivalents less borrowings. Cash and cash equivalents comprises cash in hand and held with qualifying financial institutions in current accounts or overnight deposits net of overdrafts with qualifying financial institutions. Liquid resources include government securities, investment in money market funds and term deposits with qualifying financial institutions and are classed as investments under current assets. Borrowings represent term loans from qualifying financial institutions together with capital instruments classified as liabilities.

Revenue
Revenue from the sale of goods is recognised in the Income Statement when the significant risks and rewards of ownership have been transferred. Revenue represents the sale of goods and services and is stated net of sales taxes. Freight recharged to customers is included within revenue.

Operating expense classification
Cost of sales comprises the cost of goods delivered to customers.

Distribution and marketing expenses include all operating company expenses, including freight costs and movements in inventory provisions, together with the Supply Chain, Product Management, Media Publishing, Facilities, Information Systems and e-Commerce process expenses.

Administration expenses comprise Finance, Legal and Human Resources process expenses, together with the expenses of the Group Board.

Net financing costs comprise interest payable in borrowings calculated using the effective interest rate method, interest receivable on funds invested, foreign exchange gains and losses and gains and losses on hedging instruments that are recognised in the Income Statement.

Interest income is recognised in the Income Statement as it accrues, using the effective interest method. The interest expenses component of finance lease payments is recognised in the Income Statement using the effective interest rate method.

Catalogue costs
Prior to the issue of a catalogue, all related costs incurred are accrued and carried as a prepayment. On the issue of a catalogue, these costs are written off as they are distributed to customers. Major investments in new catalogue production systems are written off over the period during which the benefits of those investments are anticipated, such period not to exceed three years.

Operating leases
Operating lease rentals are charged to the Income Statement on a straight-line basis over the course of the lease period. The benefits of rent free periods and similar incentives are credited to the Income Statement on a straight-line basis over the full lease term.

Government grants
Government grants related to expenditure on property, plant and equipment are credited to the Income Statement at the same rate as the depreciation on the asset to which the grants relate. The unamortised balance of capital grants is included within trade and other payables.

Employee benefits
Pension costs
In the United Kingdom the Group operates a pension scheme providing benefits based on final pensionable pay for eligible employees who joined on or before 1 April 2004. The scheme is administered by a corporate trustee and the funds are independent of the Group's finances. In addition there are defined benefit pension schemes in Germany and Ireland.

For UK employees who joined after 1 April 2004 the Group provides a defined contribution pension scheme. There are also defined contribution schemes in Australia and North America and government schemes in France, Italy, Denmark and North Asia. Obligations for contributions to defined contribution schemes are recognised as an expense in the Income Statement as incurred.

Contributions to the defined benefit schemes charged to the Income Statement are comprised: current service cost, past service cost, expected return on scheme assets and the interest cost on the expected amount of unwinding of the discount on plan liabilities shown within Distribution and Marketing expenses. The Group has elected to adopt the amendment to IAS 19 (revised), which allows actuarial gains and losses to be recorded in the Statement of Recognised Income and Expense immediately. The Group has adopted the exemption in IFRS 1 allowing all actuarial gains and losses arising before 1 April 2004 to be shown in the opening Balance Sheet at 1 April 2004.

Share based payment transactions
The Group operates several share based payment schemes, the largest of which are the Savings Related Share Option Scheme (SAYE), the Long Term Incentive Option Plan (LTIOP) and the Executive Incentive Plan (EIP).

The fair value of options granted is recognised as an employee expense with a corresponding increase in equity and spread over the period during which employees become unconditionally entitled to the options. The fair values are calculated using an appropriate option pricing model. The Income Statement charge is then adjusted to reflect expected and actual levels of vesting based on non market performance related criteria. The Group's SAYE scheme has been valued using a Black-Scholes model and the Income Statement charge has been adjusted for forfeitures caused by employees failing to maintain either their employment or the required savings. The Group's LTIOP scheme includes performance criteria based on the Group's total shareholder return performance relative to a group of 13 comparable companies. The fair value of the LTIOP schemes has been calculated using a Monte Carlo model and the Income Statement charge has been adjusted for options forfeited by employees leaving the Group. The EIP includes performance criteria based on the Group's profit in the year to March 2009 and has been valued using a Black-Scholes model.

The Group Income Statement includes the administration expenses of the share based payment schemes and the Group Balance Sheet includes the assets and liabilities of the schemes. Shares in the Company, held by the trust established to administer the schemes, are shown within reserves.

The Group has chosen to adopt the exemption whereby IFRS 2, Share-Based Payment, is applied only to awards made after 7 November 2002.

Tax
Income tax on the profit or loss for the year comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is calculated using tax rates substantively enacted at the balance sheet date.

Foreign currency
Financial statements of foreign operations
Overseas companies' profits, losses and cash flows are translated at average exchange rates for the year being a good approximation of the actual rates, and assets and liabilities at rates ruling at the balance sheet date. This leads to exchange gains and losses being generated on consolidation. IFRS requires translation differences on the revaluation of the assets and liabilities of overseas subsidiaries to be taken directly to equity. On the disposal of any overseas entity any exchange differences previously taken to equity will have to be transferred to the Income Statement and taken to the Group profit/loss on disposal of that entity.

The elective exemption in IFRS 1 means that any translation differences prior to the date of transition (1 April 2004) do not need to be analysed retrospectively and so the deemed cumulative translation differences at this date can set to nil. Thus, any cumulative translation differences arising prior to the date of transition are excluded from any future profit/loss on disposal of any entities. The Group adopted this exemption.

Net investment in foreign operations
Exchange differences arising from the translation of the net investment in foreign operations and of related hedges are taken to translation reserve. They are released into the Income Statement upon disposal.

Foreign currency transactions
Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract if the hedge is effective. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains and losses on translation are included in the Income Statement.

Financial instruments
Derivative financial instruments
The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational and financing activities. It principally employs forward foreign exchange contracts to hedge against changes in exchange rates over the catalogue periods of the majority of its operating companies. In addition there is also a small number of interest rate swaps which swap certain fixed-rate loans into floating-rate.

In accordance with its treasury policies, the Group does not hold or issue derivative financial instruments for trading purposes.

All of the Group's derivatives have no initial cost. In subsequent periods they are stated in the Balance Sheet at fair value. Changes in the fair value of derivative financial instruments that do not qualify for cash flow or net investment hedge accounting are recognised in the Income Statement as they arise. Accounting for derivatives in highly effective designated hedging relationships is dealt with below.

The fair value of the interest rate swaps is the market value of the swap at the balance sheet date, taking into account current interest rates. The fair value of the forward foreign exchange contracts is the difference between their discounted contractual forward price and their current spot price.

Comparative period
The Group has taken advantage of the exemption under IAS 39 from restating its comparative period figures. The comparative period therefore does not include the fair value of hedges within the balance sheet amounts.

Cash flow hedging
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the highly effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non-financial asset or liability the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or liability, the associated gains or losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (i.e. when interest income or expense is recognised). For cash flow hedges other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the Income Statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the Income Statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the Income Statement.

Hedge of monetary assets and liabilities
Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the Income Statement.

Hedge of net investment in foreign operation
The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the Income Statement.

Notes to the Group Accounts

For the year ended 31 March 2006

1 Analysis of income and expenditure

This analysis reconciles the Income Statement presentation to the segmental analysis shown in note 2.

Prior year results have been restated to show the costs of the Enterprise Business System separately.

	2006 £m	2005 (as restated) £m
Revenue	**828.5**	773.9
Cost of sales	**(402.1)**	(361.8)
Distribution and marketing expenses	**(243.2)**	(228.0)
Contribution	**183.2**	184.1
Distribution and marketing expenses within Process costs	**(74.0)**	(66.1)
Administrative expenses	**(7.9)**	(8.0)
Group Process costs	**(81.9)**	(74.1)
Distribution and marketing expenses: Enterprise Business System costs	**(25.1)**	(9.2)
Headline operating profit	**76.2**	100.8
Net financial expense	**(3.4)**	(0.9)
Headline profit before tax	**72.8**	99.9
Distribution and marketing expenses: provision for RoHS	**(4.0)**	–
Distribution and marketing expenses: reorganisation costs	**(2.6)**	–
Administrative expenses: reorganisation costs	**(1.1)**	–
Profit before tax	**65.1**	99.9

Contribution and Process costs are shown prior to costs relating to reorganisation and the provision for RoHS.

2 Segmental analysis

The Group is managed in regions – United Kingdom, Continental Europe, North America and Asia Pacific. Continental Europe comprises our operations in France, Germany, Italy, Austria, Denmark, Norway, Sweden, Republic of Ireland, Spain, the Netherlands and Belgium. Asia Pacific comprises our operations in Japan, Australia, Chile, India, New Zealand, Singapore, Malaysia, South Africa, the Philippines, Hong Kong and China. North America comprises our operations in the United States of America and Canada. These regions are the basis on which the Group reports its primary segment information. The Group has only one type of business and therefore does not have separately identifiable business segments. No secondary segment information is therefore given.

Intersegment pricing is determined on an arms' length basis.

Prior year results have been restated to include Japan within Asia Pacific rather than reporting it as a separate segment as this reflects the increasing alignment of the Group's management of these businesses. Profit before tax has also been restated to show the Enterprise Business System costs separately.

		2006 £m	2005 (as restated) £m
By geographical destination			
Revenue:	United Kingdom	**339.9**	345.2
	Continental Europe	**272.5**	247.6
	North America	**135.9**	111.8
	Asia Pacific	**80.2**	69.3
		828.5	773.9

		2006 Total sales £m	Inter-segment sales £m	Revenue £m	2005 Total sales £m	Inter-segment sales £m	Revenue £m
By geographical origin							
Revenue:	United Kingdom	**461.8**	**(108.2)**	**353.6**	450.1	(91.3)	358.8
	Continental Europe	**274.2**	**(6.3)**	**267.9**	249.2	(5.7)	243.5
	North America	**138.1**	**(0.6)**	**137.5**	112.9	(0.1)	112.8
	Asia Pacific	**71.8**	**(2.3)**	**69.5**	60.6	(1.8)	58.8
		945.9	**(117.4)**	**828.5**	872.8	(98.9)	773.9

		2006 £m	2005 (as restated) £m
Profit before tax:	United Kingdom	**96.9**	106.6
	Continental Europe	**59.9**	56.3
	North America	**19.2**	15.7
	Asia Pacific	**7.2**	5.5
	Contribution	**183.2**	184.1
	Groupwide Process costs	**(81.9)**	(74.1)
	Enterprise Business System costs	**(25.1)**	(9.2)
	Net financial expense	**(3.4)**	(0.9)
	Headline profit before tax	**72.8**	99.9
	Provision for RoHS	**(4.0)**	–
	Reorganisation costs	**(3.7)**	–
		65.1	99.9

2 Segmental analysis continued

		2006 £m	2005 (as restated) £m
By geographical location			
Total assets:	United Kingdom	**270.4**	256.9
	Continental Europe	**132.4**	124.3
	North America	**199.9**	174.3
	Asia Pacific	**42.7**	37.7
	Total assets	**645.4**	593.2
	Unallocated assets:		
	Cash and cash equivalents	**39.4**	64.8
	Corporation tax asset	**1.0**	2.2
	Deferred tax asset	**17.5**	17.4
		703.3	677.6
Total liabilities:	United Kingdom	**107.6**	109.5
	Continental Europe	**46.1**	40.0
	North America	**11.1**	8.1
	Asia Pacific	**8.3**	6.5
	Total liabilities	**173.1**	164.1
	Unallocated liabilities:		
	Corporation tax liability	**13.3**	18.7
	Deferred tax liability	**20.3**	18.9
	Loans and overdrafts	**160.2**	120.2
		366.9	321.9
Capital *expenditure:*	United Kingdom	**23.9**	19.5
	Continental Europe	**1.4**	2.7
	North America	**4.1**	0.9
	Asia Pacific	**1.0**	2.0
		30.4	25.1
Depreciation and amortisation:	United Kingdom	**16.0**	14.2
	Continental Europe	**3.7**	4.9
	North America	**1.0**	0.8
	Asia Pacific	**2.5**	2.5
		23.2	22.4
Significant non-cash expenses:	United Kingdom	**2.2**	2.0
	Continental Europe	**0.3**	0.2
	North America	**0.1**	0.1
	Asia Pacific	**0.1**	0.1
		2.7	2.4

3 Profit before tax

	2006 £m	2005 £m
Profit before tax is stated after charging (crediting):		
Remuneration of the auditors and their associates:		
audit and expenses	**0.6**	0.6
taxation services and advice	**0.2**	0.2
other advisory services	**0.1**	0.1
Depreciation	**16.5**	15.8
Amortisation of intangibles	**6.7**	6.6
Amortisation of government grants	**(0.3)**	(0.3)
Loss on disposal of non-current assets	**1.2**	0.1
Hire of plant and machinery	**5.3**	3.3
Net foreign exchange losses	**0.1**	–

4 Provision for RoHS

RoHS (Restriction of Hazardous Substances) is an EU Directive that will restrict the use of six hazardous materials in the manufacture of electronic and electrical equipment. The legislation will come into force on 1 July 2006. The RoHS regulations will prevent the use of non-compliant products in manufacture. It will still be acceptable to use non-compliant products for maintenance.

An increase in the provision for obsolete stock of £4.0m has therefore been made.

5 Reorganisation costs

Reorganisation costs arising in the year are as follows:

	2006 £m
Redundancy costs	**3.2**
Other initiatives	**0.5**
	3.7

£1.2m was included within trade and other payables as at 31 March 2006.

6 Employees

Numbers employed

	2006	2005
The average number of employees during the year was:		
Management and administration	**314**	321
Distribution and marketing	**4,892**	4,672
	5,206	4,993

Of these staff, 2,447 were employed in the United Kingdom (2005: 2,331).

Aggregate employment costs

	£m	£m
Wages and salaries	**131.9**	116.9
Social security costs	**15.4**	13.9
Equity-settled transactions	**2.7**	2.4
Pension costs	**12.9**	13.7
	162.9	146.9

The remuneration of individual Directors is detailed on page 23.

7 Share-based payments

The Group has a number of share-based payment plans for employees. These comprise an Executive Incentive Plan awarded to the Group's senior executives, a Long Term Incentive Option Plan (LTIOP) awarded to key senior employees, a Save As You Earn (SAYE) scheme that is made available to the majority of employees and a US s423 option scheme that is offered to all permanent employees in the US operating company.

The LTIOP and SAYE schemes were in operation before 7 November 2002 in addition to a pre-existing Long Term Incentive Plan. The recognition and measurement principles in IFRS 2 have only been applied to grants made, under all these schemes, after 7 November 2002 in accordance with the transitional provisions in IFRS 1 and IFRS 2.

Executive Incentive Plan (EIP)

The EIP scheme is a one-off conditional award on 1 February 2006 of shares to the 12 most senior executives in the Group to be delivered following the financial year ending 31 March 2009. The number of shares to be awarded is dependent on the performance of the Group during the year ending 31 March 2009 varying between 0 and 2,700,000. Dividends are accrued during the life of the options. 450,000 of the options have a cash alternative settlement arrangement. The fair value of the EIP options was calculated using a Black-Scholes model based on the assumptions below.

	EIP 2006
Fair value at grant date	**300p**
Assumptions used	
Share price	**300p**
Expected volatility	**39.7%**
Expected option life	**3.25 years**
Risk free interest rate	**4.4%**

Volatility was estimated based on the historical volatility of the shares over a three year period up to the date of grant.

Long Term Incentive Option Plan (LTIOP)

The LTIOP schemes are awarded to key senior employees at a grant price equal to Group's share price. The vesting conditions include a continuation of service, a minimum of three years, and the performance of the Group's shares against a comparator group. The share price is tested against this group after three years and can be retested after four and five years if the options have not vested. The proportion of the options vesting is also dependent on the comparative share performance. The share options can be exercised up to 10 years after the grant date. Any options remaining unexercised after 10 years from the date of grant will expire.

There are currently three LTIOP schemes. 5,264,667 options were granted on 30 June 2005, 4,959,435 options were granted on 30 June 2004 and 6,452,956 options were granted on 30 June 2003. The fair value of the LTIOP options was calculated at the grant date using a Monte Carlo model based on the assumptions below.

	LTIOP 2005	LTIOP 2004	LTIOP 2003
Fair value at grant date	35.6p	78.6p	78.3p
Assumptions used			
Share price	249p	369p	349p
Exercise price	251p	365p	349p
Expected volatility	34.9%	39.7%	39.7%
Expected option life	7 years	7 years	7 years
Expected dividend yield	6.2%	4.9%	5.9%
Risk free interest rate	4.1%	5.0%	5.0%

7 Share-based payments continued

Volatility was estimated based on the historical volatility of the shares over a three year period up to the date of grant.

Save as You Earn (SAYE) schemes

The SAYE schemes are available to the majority of employees of the Group. They provide a purchase price equal the the daily average market price at the date of the offer less 20%. (The French scheme may be offered at a different rate to ensure compliance with French regulations.) The option vesting conditions are the employees' continued employment for the three or five year period and the maintenance of the employees' savings in an account. Failure of either of these conditions is deemed a forfeiture of the option. At the end of the period the employee has six months to either purchase the shares at the agreed price, or withdraw their savings with the accrued interest. There are no market conditions to the vesting of the options.

There have been twelve SAYE awards since 7 November 2002. Four were awarded on 24 June 2005, four were awarded on 30 June 2004 and a further four on 30 June 2003. The options granted, the fair value calculated using a Black-Scholes model, and the assumptions used, are shown below.

	SAYE 3 yr 2005	SAYE 5 yr 2005	SAYE 3 yr 2004	SAYE 5 yr 2004	SAYE 3 yr 2003	SAYE 5 yr 2003
Options granted	1,105,515	795,833	386,423	291,856	1,454,116	1,241,553
Fair value at grant date	55.2p	58.3p	107.2p	126.8p	106.6p	128.0p
Assumptions used						
Share price	247p	247p	357p	357p	325p	325p
Exercise price	212p	212p	283p	283p	260p	260p
Expected volatility	34.8%	35.7%	38.4%	38.4%	39.7%	41.9%
Expected option life	3 years	5 years	3 years	5 years	3 years	5 years
Expected dividend yield	6.3%	6.3%	4.9%	4.9%	5.9%	5.9%
Risk free interest rate	4.1%	4.1%	5.0%	5.0%	5.0%	5.0%

French awards have the following differences to the above awards

Options granted	10,384	25,210	6,434	15,502	11,139	38,910
Fair value at date of grant	55.2p	58.3p	103.4p	123.6p	101.4p	123.9p
Exercise price	212p	212p	292p	292p	272p	272p

Volatility was estimated based on the historical volatility of the shares over a 3 or 5 year period, as appropriate, up to the date of grant.

US s423 scheme

The US s423 scheme is available to permanent employees of Allied, the Group's US operating company. The options are granted to those who elect to participate and the scheme has a savings element similar to the SAYE scheme. At the end of one year up to 20% of the options can be exercised with the remainder exercisable after two years. The option price is the lesser of 85% of the market value of the shares on the date of grant and the date of exercise. There are no market conditions to the vesting of the options.

There are currently two s423 awards outstanding. 15,496 options were granted on 24 June 2005 and 6,233 options were granted on 30 June 2004. The fair value of the options was calculated at the grant date using a Black-Scholes model and the assumptions used are shown below.

	s423 2005	s423 2004
Fair value at grant date	47.5p	82.0p
Assumptions used		
Share price	247p	370p
Exercise price	207p	296p
Expected volatility	28.4%	39.0%
Expected option life	2 years	2 years
Expected dividend yield	6.3%	5.4%
Risk free interest rate	4.1%	5.0%

Number and weighted average exercise prices of share options

In thousands of options	**Weighted average exercise price 2006**	**Number of options 2006**	Weighted average exercise price 2005	Number of options 2005
Outstanding at the beginning of the year	**353p**	**22,188**	349p	19,054
Forfeited during the year	**311p**	**(4,461)**	336p	(2,519)
Lapsed during the year	**413p**	**(1,009)**	n/a	–
Exercised during the year	**201p**	**(18)**	227p	(13)
Granted during the year	**175p**	**9,917**	360p	5,666
Outstanding at the end of the year	**292p**	**26,617**	353p	22,188
Exercisable at the end of the year	**537p**	**1,974**	502p	1,419

Outstanding options include 7,570,411 options relating to schemes in operation before 7 November 2002.

The options outstanding at 31 March 2006 have an exercise price in the range 0p to 686p and a weighted average contractual life of 8.5 years

Employee expenses

	2006 £m	2005 £m
Share options granted in 2003/04	**1.2**	1.4
Share options granted in 2004/05	**0.9**	1.0
Share options granted in 2005/06	**0.6**	–
Total expense recognised as employee costs	**2.7**	2.4

8 Pension Schemes

The funding of the United Kingdom defined benefit scheme is assessed in accordance with the advice of independent actuaries. The pension costs for the year ended 31 March 2006 amounted to £7.6m (2005: £9.8m). The contributions paid by the Group to the defined contribution section of the scheme amounted to £1.2m (2005: £0.4m).

In addition to the UK scheme outlined above there are certain pension benefits provided on a defined benefit basis in Germany and Ireland amounting to £1.0m (2005: £0.8m), defined contribution basis in Australia and North America amounting to £0.8m (2005: £0.7m), and via government schemes in France, Italy, Scandinavia and North Asia amounting to £2.0m (2005: £1.6m).

The Group expects to pay £9.9m to its UK defined benefit pension plan in 2007.

The principal assumptions used in the valuations of the liabilities of the Group's schemes were:

	2006 United Kingdom	**Germany**	**Republic of Ireland**	2005 United Kingdom	Germany	Republic of Ireland
Discount rate	**4.90%**	**4.50%**	**4.50%**	5.40%	4.50%	4.50%
Rate of increase in salaries	**3.90%**	**3.00%**	**4.00%**	3.90%	3.00%	4.00%
Rate of increase of pensions in payment	**2.90%**	**2.00%**	**2.00%**	2.90%	2.00%	2.00%
Inflation assumption	**2.90%**	**2.00%**	**2.00%**	2.90%	2.00%	2.00%

The expected long term rates of return on the schemes' assets as at 31 March were:

	2006 United Kingdom	**Germany**	**Republic of Ireland**	2005 United Kingdom	Germany	Republic of Ireland
Equities	**7.05%**	**n/a**	**7.00%**	6.95%	n/a	6.70%
Corporate bonds	**4.15%**	**n/a**	**n/a**	4.65%	n/a	n/a
Government bonds	**3.55%**	**n/a**	**4.00%**	3.95%	n/a	3.70%
Cash	**3.75%**	**n/a**	**n/a**	4.00%	n/a	n/a
Other	**n/a**	**n/a**	**5.00%**	n/a	n/a	4.70%

Based upon the demographics of scheme members, the weighted average life expectancy assumptions used to determine benefit obligations were:

	2006 United Kingdom Years	**Germany Years**	**Republic of Ireland Years**
Member aged 65 (current life expectancy) – male	**17.4**	**18.1**	**21.4**
Member aged 65 (current life expectancy) – female	**20.3**	**22.1**	**26.4**
Member aged 45 (life expectancy at aged 65) – male	**19.9**	**21.5**	**21.4**
Member aged 45 (life expectancy at aged 65) – female	**22.9**	**25.5**	**26.4**

The amounts recognised in the income statement were:

	2006 United Kingdom £m	**Germany £m**	**Republic of Ireland £m**	**Total £m**	2005 United Kingdom £m	Germany £m	Republic of Ireland £m	Total £m
Current service cost	**7.1**	**0.7**	**0.1**	**7.9**	8.9	0.5	0.1	9.5
Past service cost	**–**	**–**	**–**	**–**	–	–	–	–
Interest cost	**13.1**	**0.2**	**0.1**	**13.4**	12.0	0.2	0.1	12.3
Expected return on assets	**(12.6)**	**–**	**(0.1)**	**(12.7)**	(11.1)	–	(0.1)	(11.2)
Total income statement charge	**7.6**	**0.9**	**0.1**	**8.6**	9.8	0.7	0.1	10.6

Of the charge for the year, £0.4m (2005: £0.6m) has been included in administrative expenses and the remainder in distribution and marketing expenses.

The actual return on scheme assets was: UK £48.7m (2005: £15.3m), Germany £nil (2005: £nil) and Republic of Ireland £0.4m (2005: £0.1m).

The valuations of the assets of the schemes as at 31 March were:

	2006 United Kingdom £m	**Germany £m**	**Republic of Ireland £m**	2005 United Kingdom £m	Germany £m	Republic of Ireland £m
Equities	**189.9**	**n/a**	**1.4**	143.5	n/a	1.1
Corporate bonds	**22.6**	**n/a**	**–**	18.4	n/a	–
Government bonds	**39.7**	**n/a**	**0.2**	32.7	n/a	0.2
Cash	**1.5**	**n/a**	**–**	3.4	n/a	–
Other	**–**	**n/a**	**0.2**	–	n/a	–
Total market value of assets	**253.7**	**–**	**1.8**	198.0	–	1.3

No amount is included in the market value of assets relating to either financial instruments or property occupied by the Group.

8 Pension Schemes continued

The amount included in the Balance Sheet arising from the Group's obligations in respect of its defined benefit pension schemes is:

	2006 United Kingdom Valuation £m	Germany Valuation £m	Republic of Ireland Valuation £m	Total Valuation £m	2005 United Kingdom Valuation £m	Germany Valuation £m	Republic of Ireland Valuation £m	Total Valuation £m
Total market value of assets	**253.7**	**–**	**1.8**	**255.5**	198.0	–	1.3	199.3
Present value of scheme liabilities	**(288.7)**	**(6.3)**	**(2.3)**	**(297.3)**	(239.3)	(5.3)	(1.7)	(246.3)
Deficit in the scheme	**(35.0)**	**(6.3)**	**(0.5)**	**(41.8)**	(41.3)	(5.3)	(0.4)	(47.0)

The rules of the UK Electrocomponents Group Pension Scheme give the Trustee powers to wind up the Scheme, which it may exercise if the Trustee is aware that the assets of the Scheme are insufficient to meet its liabilities. Although the Scheme is currently in deficit, the Trustee and the Company have agreed a plan to eliminate the deficit over time and the Trustee has confirmed that it has no current intention of exercising its power to wind up the Scheme.

The German scheme is unfunded, in line with local practice, and the deficit of £6.3m in the German scheme is financed through accruals established within the German accounts.

In addition, the value of the assets and liabilities held in respect of AVCs amounted to £1.0m as at 31 March 2006 (2005: £0.9m).

The value of the assets and liabilities held in respect of the defined contribution section of the Scheme amounted to £2.8m as at 31 March 2006 (2005: £1.0m).

The movement in present value of the defined benefit obligations in the current period was:

	United Kingdom £m	Germany £m	Republic of Ireland £m	Total £m
Present value of the defined benefit obligations at the beginning of the year	239.3	5.3	1.7	246.3
Movement in year:				
Current service cost	7.1	0.7	0.1	7.9
Interest cost	13.1	0.2	0.1	13.4
Contributions from scheme members	2.7	–	–	2.7
Actuarial loss	31.9	–	0.3	32.2
Insurance premiums paid	–	(0.1)	–	(0.1)
Benefits paid	(5.4)	(0.1)	–	(5.5)
Exchange differences	–	0.3	0.1	0.4
Present value of the defined benefit obligations at the end of the year	**288.7**	**6.3**	**2.3**	**297.3**

The movement in present value of the fair value of scheme assets in the current period was:

	United Kingdom £m	Germany £m	Republic of Ireland £m	Total £m
Present value of fair value of scheme assets at the beginning of the year	198.0	–	1.3	199.3
Movement in year:				
Expected return on scheme assets	12.6	–	0.1	12.7
Actuarial gain	36.1	–	0.3	36.4
Contributions by company	9.7	0.1	0.1	9.9
Contributions from scheme members	2.7	–	–	2.7
Insurance premiums paid	–	(0.1)	–	(0.1)
Benefits paid	(5.4)	(0.1)	–	(5.5)
Exchange differences	–	0.1	–	0.1
Present value of fair value of scheme assets at the end of the year	**253.7**	**–**	**1.8**	**255.5**

Experience adjustments were:

	2006 United Kingdom %	Germany %	Republic of Ireland %	2005 United Kingdom %	Germany %	Republic of Ireland %
Difference between expected and actual return on plan assets	**14.2%**	**n/a**	**14.4%**	2.1%	n/a	0.0%
Experience (gains) losses on plan liabilities	**0.0%**	**(0.3%)**	**(0.4%)**	(3.2%)	2.0%	0.0%

The cumulative amount of actuarial gains recognised in the statement of recognised income and expense is £4.7m (2005: £0.5m).

9 Income tax expense

Taxation on the profit of the Group	2006 £m	2005 £m
United Kingdom corporation tax at 30% (2005: 30%)	**16.9**	24.6
United Kingdom deferred taxation	**(1.1)**	1.1
Double tax relief	**(7.0)**	(6.8)
	8.8	18.9
Overseas taxation – current	**11.4**	9.8
Overseas taxation – deferred	**1.3**	3.6
Total income tax expense in the Income Statement	**21.5**	32.3

Total tax expense is reconciled to a notional 30% (2005: 30%) of profit before taxation as follows:

Expected tax charge	**19.5**	29.9
Differences in overseas corporation tax rates	**2.0**	2.2
Utilisation of tax losses	**0.4**	(0.2)
Items not chargeable for tax purposes	**0.3**	0.4
Other local taxes suffered overseas	**0.7**	0.1
Non-taxable income	**(0.1)**	–
Over provision in prior years	**(1.3)**	(0.1)
	21.5	32.3
Deferred tax recognised directly in equity		
Relating to actuarial gains on defined benefit pension scheme	**1.3**	0.2
	1.3	0.2

Previously unrecognised tax losses

During the year the Group recognised a deferred tax asset of £1.1m for previously unrecognised tax losses (2005: £0.6m).

10 Dividends

	2006 £m	2005 £m
Amounts recognised in the period:		
Final dividend for the year ended 31 March 2005 – 12.6p (2004: 12.6p)	**54.8**	54.8
Interim dividend for the year ended 31 March 2006 – 5.8p (2005: 5.8p)	**25.2**	25.2
	80.0	80.0
Proposed dividend for the year ended 31 March 2006 – 12.6p	**54.8**	

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

11 Earnings per share

	2006 £m	2005 £m
Profit for the year attributable to the equity shareholders	**43.6**	67.6
Provision for RoHS	**4.0**	–
Reorganisation costs	**3.7**	–
Tax impact of reorganisation costs and provision for RoHS	**(2.4)**	–
Headline profit for the year attributable to the equity shareholders	**48.9**	67.6
Weighted average number of shares	**434,920,017**	434,902,965
Dilutive effect of share options	**335,031**	92,751
Diluted weighted average number of shares	**435,255,048**	434,995,716

	pence	pence
Basic earnings per share	**10.0**	15.5
Diluted earnings per share	**10.0**	15.5
Headline basic earnings per share	**11.2**	15.5
Headline diluted earnings per share	**11.2**	15.5

A further 17,181,995 share options were outstanding as at 31 March 2006 (2005: 13,086,688) but were not included as they were anti-dilutive.

12 Intangible assets

Cost	Goodwill £m	Software £m	Other Intangibles £m	Total £m
At 1 April 2004	185.9	59.6	0.3	245.8
External additions	–	14.8	–	14.8
Disposals	–	(0.3)	–	(0.3)
Translation differences	(3.9)	0.1	–	(3.8)
At 1 April 2005	182.0	74.2	0.3	256.5
External additions	–	12.1	–	12.1
Disposals	–	(1.8)	–	(1.8)
Translation differences	15.6	0.6	–	16.2
At 31 March 2006	**197.6**	**85.1**	**0.3**	**283.0**
Amortisation				
At 1 April 2004	44.4	14.7	–	59.1
Charged in the year	–	6.6	–	6.6
Disposals	–	(0.3)	–	(0.3)
Translation differences	(0.8)	–	–	(0.8)
At 1 April 2005	43.6	21.0	–	64.6
Charged in the year	–	6.7	–	6.7
Disposals	–	(0.5)	–	(0.5)
Translation differences	3.6	0.4	–	4.0
At 31 March 2006	**47.2**	**27.6**	**–**	**74.8**
Net book value				
At 31 March 2006	**150.4**	**57.5**	**0.3**	**208.2**
At 31 March 2005	138.4	53.2	0.3	191.9
At 31 March 2004	141.5	44.9	0.3	186.7

The recoverable amount of goodwill is based on value in use calculations. Those calculations use cash flow projections based on actual operating results and management projections for a further six years. Cash flows for further periods are extrapolated using a growth rate which is appropriate for the long-term nature of the business. A pre-tax discount rate of 9% has been used in discounting the projected cash flows.

The key assumption used is the sales growth rate. This is based upon historical growth rates and future plans in the medium term. Long term growth rates are based upon expected GDP growth, in line with IFRS 36: Impairment of Assets, rather than management expectations.

The recoverable amount of the unit exceeds its carrying value and the carrying value of the goodwill is therefore not impaired.

13 Property, plant and equipment

Cost	Land and buildings £m	Plant and machinery £m	Computer systems £m	Total £m
At 1 April 2004	91.8	97.0	47.0	235.8
Additions	0.1	4.7	5.5	10.3
Disposals	–	(1.4)	(1.9)	(3.3)
Reclassification	–	(0.2)	0.2	–
Translation differences	0.7	0.3	0.1	1.1
At 1 April 2005	92.6	100.4	50.9	243.9
Additions	3.7	2.7	11.9	18.3
Disposals	(0.5)	(1.4)	(5.3)	(7.2)
Reclassification	–	(1.0)	1.0	–
Translation differences	1.0	0.9	0.6	2.5
At 31 March 2006	**96.8**	**101.6**	**59.1**	**257.5**
Depreciation				
At 1 April 2004	19.2	66.5	33.6	119.3
Charged in the year	1.8	7.8	6.2	15.8
Disposals	–	(1.2)	(1.2)	(2.4)
Reclassification	–	(0.1)	0.1	–
Translation differences	0.1	0.1	0.1	0.3
At 1 April 2005	21.1	73.1	38.8	133.0
Charged in the year	1.7	7.0	7.8	16.5
Disposals	(0.4)	(1.3)	(4.4)	(6.1)
Reclassification	–	–	–	–
Translation differences	0.2	0.7	0.4	1.3
At 31 March 2006	**22.6**	**79.5**	**42.6**	**144.7**
Net book value				
At 31 March 2006	**74.2**	**22.1**	**16.5**	**112.8**
At 31 March 2005	71.5	27.3	12.1	110.9
At 31 March 2004	72.6	30.5	13.4	116.5

13 Property, plant and equipment continued

Net book value of land and buildings	2006 £m	2005 £m
Freehold land	**13.2**	11.4
Freehold buildings	**58.0**	57.2
Long leasehold buildings	**0.4**	0.5
Short leasehold buildings	**2.6**	2.4
	74.2	71.5
Net book value of plant and machinery		
Plant and machinery	**19.1**	24.5
Other office equipment	**2.1**	1.9
Motor vehicles	**0.9**	0.9
	22.1	27.3

All classes of tangible fixed assets are depreciated except for freehold land.

14 Capital commitments

	2006 £m	2005 £m
Contracted capital expenditure at 31 March, for which no provision has been made in these accounts	**7.1**	0.5

15 Investments

	2006 £m	2005 £m
Jointly controlled entities	**0.3**	0.2

16 Principal subsidiary undertakings and jointly controlled entities

	Principal location	Country of incorporation
Mail order of electronic, electrical and mechanical products		
RS Components Pty Limited*	Sydney	Australia
RS Components GesmbH*	Gmünd	Austria
Allied Electronics (Canada) Inc.*	Ottawa	Canada
RS Componentes Electrónicos Limitada*	Santiago	Chile
RS Components A/S*	Copenhagen	Denmark
Radiospares Composants SNC*	Beauvais	France
RS Components GmbH*	Frankfurt	Germany
RS Components Limited*	Kowloon	Hong Kong
RS Components & Controls (India) Ltd†	New Delhi	India
RS Components SpA*	Milan	Italy
RS Components KK*	Yokohama	Japan
RS Components Sdn Bhd*	Kuala Lumpur	Malaysia
RS Components BV*	Haarlem	Netherlands
RS Components Limited*	Auckland	New Zealand
RS Components AS*	Haugesund	Norway
RS Components (Shanghai) Company Ltd*	Shanghai	People's Republic of China
Radionics Limited*	Dublin	Republic of Ireland
RS Components Pte Limited*	Singapore	Singapore
Amidata SA*	Madrid	Spain
RS Components AB*	Vällingby	Sweden
RS Components Limited	Corby	United Kingdom
Allied Electronics Inc.*	Fort Worth, TX	United States of America
Holding and Management Companies		
Electrocomponents France SARL*	Beauvais	France
Electrocomponents UK Limited	Oxford	United Kingdom
RS Components Holdings Ltd*	Oxford	United Kingdom
Electrocomponents North America, Inc.*	Laytonsville, MD	United States of America

Except as stated below all of the above are wholly owned. Those companies marked with an asterisk are indirectly owned. The companies operate within their countries of incorporation. RS Components Limited in the UK exports to most countries where we do not have a trading company and operates branch offices in Japan, South Africa, Taiwan and the Philippines. RS Components Limited also operates under the names of RS Calibration, RS Mechanical and RS Health & Safety in the United Kingdom.

† RS Components & Controls (India) Ltd (RSCC) is a joint venture with Controls & Switchgear Company Ltd, a company registered in India. The authorised share capital of this company is Rs20m, of which Rs18m is issued and owned in equal shares by Electrocomponents UK Limited and its joint venture partner. RS Components Limited supplies product and catalogues to RSCC, while office space and distribution network are provided by Controls & Switchgear. During the year ended 31 March 2006 the Group made sales of £0.6m (2005: £0.5m) to RSCC and supplied catalogues at a cost to RSCC of £0.1m (2005: £0.1m). RSCC is treated in the accounts as an associated undertaking.

17 Inventories

	2006 £m	2005 £m
Raw materials and consumables	**7.4**	4.4
Finished goods and goods for resale	**151.2**	137.9
	158.6	142.3

During the year the provision for obsolete stock increased by £4.0m (2005: £0.1m). The current year increase relates to a provision made as a result of the RoHS Directive (see note 4).

18 Trade and other receivables

	2006 £m	2005 £m
Gross trade debtors	**146.2**	130.2
Provision for doubtful debts	**(3.3)**	(3.3)
Amounts owed by associated undertakings	**0.3**	0.3
Derivative assets	**0.6**	–
Other debtors	**3.3**	3.8
Prepaid catalogue expenses	**7.2**	8.3
Other prepayments and accrued income	**8.0**	5.8
Trade and other receivables falling due within one year	**162.3**	145.1
Corporate tax	**0.2**	0.2
Prepaid leases	**1.9**	1.8
Derivative assets	**0.3**	–
Other debtors	**0.8**	0.8
Trade and other receivables falling due after more than one year	**3.2**	2.8

19 Trade and other payables

	2006 £m	2005 £m
Trade creditors	**77.5**	70.6
Other taxation and social security	**8.9**	9.7
Derivative liabilities	**1.0**	–
Other creditors	**5.2**	4.8
Government grants	**0.3**	0.3
Accruals and deferred income	**30.6**	24.1
Trade and other payables due within one year	**123.5**	109.5
Other creditors	**3.3**	2.8
Government grants	**4.5**	4.8
Trade and other payables due in more than one year	**7.8**	7.6

20 Interest bearing loans and borrowings

	2006 £m	2005 £m
Non-current liabilities		
Unsecured bank facility	**128.4**	88.9
Unsecured bank loans	**7.0**	3.6
Finance lease liabilities	**1.8**	–
	137.2	92.5
Current liabilities		
Unsecured overdraft	**1.4**	2.2
Unsecured bank loans	**18.3**	25.5
Finance lease liabilities	**3.3**	–
	23.0	27.7
Borrowings are repayable as follows:		
Amounts falling due on demand or within one year	**23.0**	27.7
In more than one but not more than two years	**59.7**	0.6
In more than two but not more than three years	**0.8**	58.8
In more than three but not more than four years	**71.5**	0.6
In more than four but not more than five years	**4.6**	31.3
In more than five years	**0.6**	1.2
	160.2	120.2

20 Interest bearing loans and borrowings continued

Borrowings are analysed by currency as:

	Sterling 2006 £m	US Dollars 2006 £m	Euro 2006 £m	Japanese Yen 2006 £m	Other 2006 £m	Total 2006 £m
Bank overdrafts	**0.2**	**–**	**–**	**–**	**1.2**	**1.4**
Unsecured bank facility	**–**	**57.5**	**35.0**	**28.8**	**7.1**	**128.4**
Unsecured bank loans	**–**	**3.8**	**3.7**	**6.1**	**11.7**	**25.3**
Finance lease liabilities	**5.1**	**–**	**–**	**–**	**–**	**5.1**
Total borrowings	**5.3**	**61.3**	**38.7**	**34.9**	**20.0**	**160.2**

	Sterling 2005 £m	US Dollars 2005 £m	Euro 2005 £m	Japanese Yen 2005 £m	Other 2005 £m	Total 2005 £m
Bank overdrafts	–	–	0.7	–	1.5	2.2
Unsecured bank facility	–	58.2	–	30.7	–	88.9
Unsecured bank loan	–	4.1	4.3	2.9	17.8	29.1
Finance lease liabilities	–	–	–	–	–	–
Total borrowings	–	62.3	5.0	33.6	19.3	120.2

21 Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Group's business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates and interest rates. All financial instruments are accounted for on trade date.

Credit risk

All operating companies have credit policies and monitor their credit exposure on an ongoing basis. Each operating company performs credit evaluations on all customers seeking credit over a certain amount. For countries with no local operating company presence export credit limits are set and monitored on a country basis. Trading receivables are stated net of allowances for doubtful receivables, estimated by local management based on prior experience and assessment of their current economic environment. The average credit period taken by customers is 54 days (2005: 51 days).

The investment management of liquid funds aims to maximise the return on net funds subject to the security of the principal and the liquidity of the Group. The Group identifies counterparties of suitable creditworthiness based on ratings assigned by international credit-rating agencies and has procedures to ensure that only these parties are used, that exposure limits are set based on the external credit ratings, and that these limits are not exceeded.

The amounts in the balance sheet represent the maximum credit risk exposure at the balance sheet date. There were no significant concentrations of credit risk at the balance sheet date, as exposure is spread over a large number of counterparties and customers.

Interest rate risk

The Group adopts a policy of paying and receiving interest on a variable interest rate basis, as in the opinion of the Group this minimises interest cost over time, and because of the low levels of debt and therefore interest rate risk in the Group. This policy is subject to regular monitoring of the effect of potential changes in interest rates on its interest cost with a view to taking suitable actions should exposure reach certain levels.

Two interest rate swaps have been entered into in order to achieve this policy. The swaps mature over the next five years following the maturity of the related loans, one of which is amortising, and have fixed swap rates of 1.15% and 3.85%. At 31 March 2006 the Group had interest rate swaps with notional contract amounts of JPY 800m (2005: nil) and Euro 5.4m (2005: Euro 6.3m).

The Group classifies these interest rate swaps as cash flow hedges and states them at fair value. The fair value of swaps at 1 April 2005 was adjusted against the opening balance of the hedging reserve at that date.

The net fair value of swaps at 31 March 2006 was £nil, comprising assets of £0.1m and liabilities of £0.1m. These amounts were recognised as fair value derivatives. As at 1 April 2005 the net fair value of swaps was £0.2m, which was adjusted against the opening balance of the hedging reserve at that date.

Multi-currency cash pooling is in place with our banks across the Group to ensure daily netting of almost all the Group's cash flows in all currencies with consequent improvements to liquidity and interest costs.

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

	Effective interest rate	6 months or less £m	6 months - 2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m
Cash and cash equivalents	3.6%	39.4	–	–	–	–	–
Unsecured bank loans:							
Euro fixed rate loan	3.9%	–	–	–	–	–	(3.7)
Effect of interest rate swap	(2.0%)	(3.7)	–	–	–	–	3.7
JPY fixed rate loan	1.2%	–	–	–	–	(3.9)	–
Effect of interest rate swap	(0.8%)	(3.9)	–	–	–	3.9	–
Other unsecured bank loans	3.3%	(17.7)					
Finance lease liabilities	4.9%	–	–	(5.1)	–	–	–
Unsecured bank facility	3.7%	(128.4)	–	–	–	–	–
Bank overdrafts	(see below)	(1.4)	–	–	–	–	-
At 31 March 2006		**(115.7)**	**–**	**(5.1)**	**–**	**–**	

Bank overdrafts are repayable on demand and are all unsecured. They bear interest at rates set by reference to applicable local rates.

All financial instruments are at floating rates of interest except for finance lease liabilities.

21 Financial instruments continued

As at 31 March 2006 the Group had available £108.1m of undrawn committed borrowing facilities in respect of which all conditions precedent had been met.

The Group has two committed bank facilities, one bilateral multicurrency facility for US$100m due to expire in February 2008, and a syndicated multicurrency facility for £110m and US$120m due to expire in February 2010. The syndicated facility was augmented by US$45m in January 2006 with the inclusion of a new US relationship bank.

Comparative information

As the comparative information in these financial statements is not in accordance with IAS 32 and IAS 39, the following table for 2005 is presented in accordance with UK GAAP.

	Floating rate financial assets £m	Financial assets on which no interest is payable £m	Total £m	Floating rate financial liabilities £m
Euro	17.5	0.3	17.8	5.0
Sterling	44.6	–	44.6	–
US Dollars	–	–	–	62.3
Japanese Yen	0.1	0.3	0.4	33.6
Singapore Dollars	0.5	0.2	0.7	2.9
Hong Kong Dollars	0.1	–	0.1	6.9
Australian Dollars	0.1	–	0.1	3.6
Danish Kroner	1.4	–	1.4	–
South African Rand	–	–	–	5.6
Other	0.5	–	0.5	0.3
Total financial assets and liabilities	64.8	0.8	65.6	120.2

At 31 March 2005 the financial assets of the Group comprised:

	2005 £m
Debtors due after more than one year	0.8
Investments	18.1
Money market investments	35.5
Cash at bank and in hand	11.2
	65.6

At 31 March 2005 the financial liabilities of the Group comprised:

	2005 £m
Bank overdrafts repayable on demand (unsecured)	2.2
Current installments of loans (see note 20)	25.5
Loans repayable between 1 and 2 years (see note 20)	0.6
Loans repayable between 2 and 5 years (see note 20)	90.7
Loans repayable after 5 years (see note 20)	1.2
	120.2

Floating rate financial assets comprise bank deposits, bearing interest at rates fixed in advance for periods ranging from overnight to 12 months by reference to the relevant inter-bank rate; money market fund investments, bearing interest at rates close to the overnight inter-bank rates; current account cash balances, typically bearing nominal rates of interest.

The floating rate financial liabilities comprise bank borrowings, bearing interest at rates fixed in advance for periods ranging from overnight to 12 months by reference to the relevant inter-bank rate, plus overdraft balances.

Foreign currency risk

The Group is exposed to foreign currency transaction risk primarily because purchases in currencies other than Sterling are much less than its receivables in those currencies. Substantial hedging of currency exposures over catalogue lives is implemented in order to 'shelter' forecast gross profits. In this way the impacts of currency fluctuations are smoothed until selling or cost prices can be changed in light of the movements in exchange rates. The hedges are enacted through forward foreign currency contracts entered into by Group Treasury on the basis of trading projections provided by local businesses.

Specific cash flows relating to material transactions in currencies other than the functional currency of the local business are hedged when the commitment is made.

Foreign currency translation exposures are not explicitly hedged, but local currency debt is used where economic and fiscally efficient in the financing of subsidiaries and this provides a partial hedge, particularly in the case of US Dollars, where the exchange rate movements relating to the US Dollar debt (originally arising from the Allied acquisition) largely offset the impact on underlying assets. Guidelines are in place for reviewing the impact of translation exposures arising from both the currency mix of the Group's net debt and of net assets should there be any material changes.

Forecast transactions

The Group classifies forward exchange contracts hedging forecast transactions as cash flow hedges. These forecast cash flows are expected to occur evenly throughout the period for 16 months from the year end, and will affect the profit and loss account in the period in which they occur. The fair value of forward exchange contracts (£0.9m) as at 1 April 2005 was adjusted against the opening balance of the hedging reserve at that date. The net fair value of forward exchange contracts used as hedges of forecast ransactions at 31 March 2006 was -£0.1m, comprising assets of £0.9m and liabilities of -£1.0m that were recognised in fair value derivatives. The net fair value of forward xchange contracts not used as hedges of forecast transactions at 31 March 2006 was nil. The total net amount recognised in equity in the year to 31 March 2006 was -£0.2m nd the total net amount removed from equity during the year and taken to the profit and loss account was -£0.8m.

21 Financial instruments continued

Hedge of net investment in foreign subsidiary

The Group has designated certain external loans as hedges of its investments in its US and European subsidiaries. The carrying amount of the US hedge was US $170m (£98m), of which $100m (£58m) formed part of the unsecured bank facility and $70m (£40m) was in the form of an overdraft. The carrying amount of the Euro hedge was Euro 65m (£45m), of which Euro 40m (£28m) formed part of the unsecured bank facility and Euro 25m (£17m) was in the form of an overdraft. Both the US Dollar and Euro overdrafts were shown in the balance sheet netted with positive cash balances, as there is an absolute right of set-off. A foreign exchange loss of £9m was recognised in equity on translation of the loans to Sterling.

Sensitivity analysis

In managing interest rate and currency risk the Group aims to reduce the impact of short term fluctuations on the Group's earnings. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on Group earnings.

It is estimated that a general increase of one percentage point in interest rates would have decreased the Group's profit before tax by approximately £1.0m. Interest rate swaps have been included in this calculation.

It is estimated that a decrease of one percentage point in the value of the US Dollar and the Euro against Sterling would have decreased the Group's profit before tax by £0.2m for the year ended 31 March 2006. The forward foreign exchange contracts have been included in this calculation.

Fair values

The fair values together with the carrying amounts shown in the Balance Sheet are as follows:

	Carrying amount 2006 £m	Fair value 2006 £m
Trade and other receivables due in more than one year	**1.0**	**0.8**
Cash and cash equivalents	**39.4**	**39.4**
Interest rate swaps:		
Assets	**0.1**	**0.1**
Liabilities	**(0.1)**	**(0.1)**
Forward exchange contracts:		
Assets	**0.9**	**0.9**
Liabilities	**(1.0)**	**(1.0)**
Unsecured bank loans	**(25.3)**	**(25.3)**
Finance lease liabilities	**(5.1)**	**(4.9)**
Unsecured bank facilities	**(128.4)**	**(128.4)**
Trade and other payables due in more than one year	**(3.3)**	**(2.3)**
Bank overdraft	**(1.4)**	**(1.4)**
Unrecognised gains		**1.0**

Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table.

Derivatives

Forward exchange contracts are valued by discounting the contractual forward price and deducting the current spot rate. For interest rate swaps broker quotes are used.

Interest-bearing loans and borrowings

Fair value is calculated based on discounted expected future principal and interest cash flows. For amounts with a repricing maturity of less than one year the notional amount is deemed to reflect the fair value.

Finance lease liabilities

The fair value is estimated as the present value of future cash flows discounted at market rates.

Trade and other receivables and payables

For receivables and payables with a remaining life of less than one year, the notional amount is deemed to reflect the fair value. All other receivables and payables are discounted to determine the fair value. The average credit period taken for trade payables is 43 days.

22 Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities are attributable to the following:

	Assets 2006 £m	2005 £m	Liabilities 2006 £m	2005 £m	Net 2006 £m	2005 £m
Property, plant and equipment	**1.8**	–	**(15.9)**	(16.0)	**(14.1)**	(16.0)
Goodwill	**–**	–	**(15.8)**	(9.7)	**(15.8)**	(9.7)
Retirement benefit obligations	**12.1**	13.3	**–**	–	**12.1**	13.3
Inventories	**0.8**	–	**–**	(0.5)	**0.8**	(0.5)
Employee benefits	**1.0**	2.4	**–**	(0.3)	**1.0**	2.1
Provisions	**0.7**	0.7	**–**	–	**0.7**	0.7
Other items	**–**	–	**(1.2)**	(2.1)	**(1.2)**	(2.1)
Tax losses	**13.7**	10.7	**–**	–	**13.7**	10.7
Tax assets (liabilities)	**30.1**	27.1	**(32.9)**	(28.6)	**(2.8)**	(1.5)
Tax set-off in jurisdictions	**(12.6)**	(9.7)	**12.6**	9.7	**–**	–
Net tax assets (liabilities)	**17.5**	17.4	**(20.3)**	(18.9)	**(2.8)**	(1.5)

22 Deferred tax assets and liabilities continued

A deferred tax asset has been recognised for tax losses where current projections show that sufficient taxable profits will arise in the near future against which these losses may be offset.

	2006 £m	2005 £m
Unrecognised deferred tax assets		
Tax losses	**11.0**	11.3

The tax losses above have not been recognised as recoverability is uncertain.

At the balance sheet date, the aggregate amount of temporary differences for which deferred tax liabilities have not been recognised was expected to be £6.0 million. No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. Further, the Group has sufficient capital losses to fully offset the £6.0m liability.

23 Lease commitments

Operating lease commitments

The Group has entered into non-cancellable leases in respect of plant and machinery, the payments for which extend over a period of up to five years. The total annual rental (including interest) for 2006 was £5.3m (2005: £3.3m). The lease agreements provide that the Group will pay all insurance, maintenance and repairs. In addition, the Group leases certain properties on short and long term leases. The annual rental on these leases was £8.1m (2005: £6.5m). The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. The Group pays all insurance, maintenance and repairs of these properties. Operating lease rentals are payable as follows:

	Properties 2006 £m	2005 £m	Plant and machinery 2006 £m	2005 £m
within one year	**4.5**	6.2	**2.8**	3.1
within two to five years	**10.8**	11.3	**4.1**	4.0
after five years	**8.8**	8.3	**–**	–
	24.1	25.8	**6.9**	7.1

24 Related parties

The Group has a related party relationship with its subsidiaries (see note 16) and with its key management personnel. The key management personnel of the Group are the Executive Directors. Compensation of key management personnel, excluding compensation for loss of office, was:

	2006 £m	2005 £m
Remuneration	**1.4**	1.4
Social security costs	**0.2**	0.2
Equity settled transactions	**0.5**	0.6
Pension costs	**0.2**	0.2
	2.3	2.4

Details of transactions with associates are given in note 16 to the accounts.

25 Share capital

	2006 Number of shares	2005 Number of shares	2006 £m	2005 £m
Ordinary shares of 10p each:				
Authorised	**500,000,000**	500,000,000	**50.0**	50.0
Called up and fully paid:				
At 1 April 2005	**435,259,071**	435,246,655	**43.5**	43.5
New share capital subscribed	**17,054**	12,416	**–**	–
At 31 March 2006	**435,276,125**	435,259,071	**43.5**	43.5

All of the new share capital subscribed in 2005 related to the exercise of share options. Details of share options outstanding at 31 March 2006 are given in note 7.

For details of the shares held by Electrocomponents plc in itself see note 26.

26 Reserves

	Share premium account £m	Own shares held £m	Retained earnings: Hedging reserve £m	Retained earnings: Cumulative translation £m	Retained earnings: Profit and loss account £m	Retained earnings: Total retained earnings £m	Total £m
At 1 April 2004	38.4	(1.7)	–	–	283.7	282.0	320.4
Total recognised income and expense	–	–	–	1.5	67.9	69.4	69.4
Dividend paid	–	–	–	–	(80.0)	(80.0)	(80.0)
Equity settled transactions	–	–	–	–	2.4	2.4	2.4
Premium on new share capital subscribed	–	–	–	–	–	–	–
At 1 April 2005 as originally reported	38.4	(1.7)	–	1.5	274.0	273.8	312.2
Opening balance sheet adjustment: adoption of IAS 32 and IAS 39	–	–	0.9	–	–	0.9	0.9
At 1 April 2005 as restated	38.4	(1.7)	0.9	1.5	274.0	274.7	313.1
Total recognised income and expense	–	–	(1.0)	11.6	46.5	57.1	57.1
Dividend paid	–	–	–	–	(80.0)	(80.0)	(80.0)
Equity settled transactions	–	–	–	–	2.7	2.7	2.7
Premium on new share capital subscribed	–	–	–	–	–	–	–
At 31 March 2006	**38.4**	**(1.7)**	**(0.1)**	**13.1**	**243.2**	**254.5**	**292.9**

The cumulative amount of goodwill written off directly to consolidated profit and loss reserves in respect of subsidiaries that form part of the Group's continuing activities at 31 March 2006 is £42.8m (2005: £42.8m).

The own shares held reserve represents the cost of 308,417 shares in Electrocomponents plc (2005: 308,417) purchased in the market and held by the Electrocomponents Employee Trust to satisfy options under the Group's share option schemes (see note 7) and a further 39,342 shares held by the QUEST (2005: 40,358 shares). Shares held by the Electrocomponents Employee Trust and the QUEST were valued at £863,568 and £110,158 respectively as at 31 March 2006.

The cumulative translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of liabilities that hedge the Group's net investment in foreign subsidiaries.

The hedging reserve comprises the fair value of forward foreign exchange contracts and interest rate swaps.

27 Reconciliations of movements in equity

	2006 £m	2005 £m
Profit for the year	**43.6**	67.6
Dividend	**(80.0)**	(80.0)
Loss for the year	**(36.4)**	(12.4)
Translation differences	**11.6**	1.5
Loss on investment hedges	**(1.0)**	–
Actuarial gain on defined benefit pension schemes	**4.2**	0.5
Tax impact on adjustments taken directly to reserves	**(1.3)**	(0.2)
Equity settled transactions	**2.7**	2.4
New share capital subscribed	**–**	–
Net reduction to equity	**(20.2)**	(8.2)
Equity shareholders' funds at the beginning of the year	**355.7**	363.9
Opening balance sheet adjustment: adoption of IAS 32 and IAS 39	**0.9**	–
Equity shareholders' funds at the beginning of the year as restated	**356.6**	–
Equity shareholders' funds at the end of the year	**336.4**	355.7

28 Opening balance sheet adjustment: adoption of IAS 32 and IAS 39

The Group adopted IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement from 1 April 2005 as permitted by IFRS 1 First-time adoption of International Financial Reporting Standards. An adjustment has therefore been made to include these balances in the opening equity balances for the year to 31 March 2006. In accordance with IFRS 1, comparative information has not been restated.

The opening adjustment for the Group represents the difference between the book value and the market value of its forward foreign exchange contracts as at 1 April 2005.

This has the effect of increasing opening equity by £0.9m and increasing trade and other receivables by £0.9m.

29 Cash and cash equivalents

	2006 £m	2005 £m
Bank balances	**15.4**	53.6
Call deposits and investments	**24.0**	11.2
Cash and cash equivalents in the Balance Sheet	**39.4**	64.8
Bank overdrafts	**(1.4)**	(2.2)
Cash and cash equivalents in the Cash Flow Statement	**38.0**	62.6
Current installments of loans	**(21.6)**	(25.5)
Loans repayable after more than one year	**(137.2)**	(92.5)
Net debt	**(120.8)**	(55.4)

30 Contingent liabilities

At 31 March 2006 there were no contingent liabilities (2005: none).

31 Principal exchange rates

	2006 Average	Closing	2005 Average	Closing
United States Dollar	**1.79**	**1.74**	1.85	1.89
Euro	**1.46**	**1.43**	1.47	1.46
Japanese Yen	**202**	**205**	198	202

32 Transition to IFRS

As stated in the Group Significant Accounting Policies, these are the Group's first consolidated financial statements prepared in accordance with IFRS.

The accounting policies have been applied in preparing the financial statements for the year ended 31 March 2006, the comparative information presented in these financial statements for the year ended 31 March 2005 and in the preparation of an opening IFRS balance sheet at 1 April 2004 (the Group's date of transition).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (UK GAAP). An explanation of how the transition from UK GAAP to IFRS has affected the Group's financial position, financial performance and cash flows is set out on the following tables and the notes that accompany the tables.

Reconciliation of equity

	Note	1 April 2004 UK GAAP £m	IFRS adjustments £m	IFRS £m	31 March 2005 UK GAAP £m	IFRS adjustments £m	IFRS £m
Non-current assets							
Intangible assets	a, b	141.8	44.6	**186.4**	129.6	62.3	**191.9**
Property, plant and equipment	b, c	163.3	(46.5)	**116.8**	165.8	(54.9)	**110.9**
Investments		0.1	–	**0.1**	0.2	–	**0.2**
Trade and other receivables	c, d, e	–	2.8	**2.8**	–	2.8	**2.8**
Deferred tax assets	k	–	19.2	**19.2**	–	17.4	**17.4**
		305.2	20.1	**325.3**	295.6	27.6	**323.2**
Current assets							
Inventories		128.7	–	**128.7**	142.3	–	**142.3**
Trade and other receivables	d, i	151.6	(4.1)	**147.5**	152.4	(7.3)	**145.1**
Income tax receivables	i	–	2.0	**2.0**	–	2.2	**2.2**
Investments	f	65.4	(65.4)	**–**	53.6	(53.6)	**–**
Cash and cash equivalents	f	7.9	65.4	**73.3**	11.2	53.6	**64.8**
		353.6	(2.1)	**351.5**	359.5	(5.1)	**354.4**
Current liabilities							
Trade and other payables	g, h, i, j	(210.0)	97.9	**(112.1)**	(207.0)	97.5	**(109.5)**
Loans and borrowings	j	–	(24.9)	**(24.9)**	–	(27.7)	**(27.7)**
Tax liabilities	i	–	(21.9)	**(21.9)**	–	(18.7)	**(18.7)**
		(210.0)	51.1	**(158.9)**	(207.0)	51.1	**(155.9)**
Net current assets		143.6	49.0	**192.6**	152.5	46.0	**198.5**
Total assets less current liabilities		448.8	69.1	**517.9**	448.1	73.6	**521.7**
Non-current liabilities							
Trade and other payables	e, j	(92.8)	85.7	**(7.1)**	(103.1)	95.5	**(7.6)**
Retirement benefit obligations	e	–	(48.2)	**(48.2)**	–	(47.0)	**(47.0)**
Loans and borrowings	j	–	(82.9)	**(82.9)**	–	(92.5)	**(92.5)**
Deferred tax liabilities	k	(11.6)	(4.2)	**(15.8)**	(14.3)	(4.6)	**(18.9)**
Net assets		344.4	19.5	**363.9**	330.7	25.0	**355.7**
Equity							
Called-up share capital		43.5	–	**43.5**	43.5	–	**43.5**
Share premium account		38.4	–	**38.4**	38.4	–	**38.4**
Own shares held		(1.7)	–	**(1.7)**	(1.7)	–	**(1.7)**
Foreign exchange reserve	m	–	–	**–**	–	1.5	**1.5**
Profit and loss account	n	264.2	19.5	**283.7**	250.5	23.5	**274.0**
Total equity attributable to the shareholders of the parent		344.4	19.5	**363.9**	330.7	25.0	**355.7**

Notes to the reconciliation of equity

a) From 1 April 2004, goodwill is no longer amortised under IFRS but is tested annually for impairment. Consequently, goodwill amortisation of £9.4m that was previously charged is now removed from the administrative costs within the income statement for the year ending 31 March 2005 and intangible assets are increased by £9.4m at 31 March 2005.

b) Under IFRS, computer software is treated as an intangible asset 'when the software is not an integral part of the related hardware'. This means application software costs that have been capitalised as tangible fixed assets must now be reclassified to intangible assets. The effect is to increase the intangible fixed assets and reduce tangible fixed assets by £44.6m at 1 April 2004 and £53.0m at 31 March 2005.

c) Under IAS 17, land and buildings currently held on the balance sheet under finance leases are required to be split to determine how much relates to land and how much to buildings so that the land element can be reclassified to operating leases. The Group includes two such leases and, therefore, £1.9m has been reclassified from tangible fixed assets to receivables at 1 April 2004 and £1.8m at 31 March 2005.

d) Under IFRS, receivables due after more than one year are disclosed separately from receivables due within one year on the face of the balance sheet. The effect is to reclassify £0.9m at 1 April 2004 and £5.1m at 31 March 2005.

e) Under UK GAAP, the cost of providing pension benefits was charged against the operating profit over the period during which the Group expected to benefit from the employees' services. The application of SSAP 24 resulted in prepayments of £1.2m at 1 April 2004 and £4.1m at 31 March 2005, and these are reversed as a result of the adoption of IAS 19. The change in the methodology of calculating the income statement charge reduced operating profit by £2.1m in the year ended 31 March 2005.

Similarly, liabilities previously disclosed within creditors are now also disclosed within retirement benefits. The effect is to reduce payables and increase retirement benefit obligations by £2.5m at 1 April 2004 and £2.9m at 31 March 2005.

IAS 19 requires that the Group's pension deficits be recorded as balance sheet liabilities. The impact is that total deficits of £48.2m at 1 April 2004 and £47.0m at 31 March 2005 are disclosed on the balance sheet.

32 Transition to IFRS continued

Notes to the reconciliation of equity continued

f) Under UK GAAP, for an investment to qualify as cash, it needed to have a maturity of less than one day. Under IAS 7 (Cash flow statements), for an investment to qualify as a cash equivalent it qualifies when it has a maturity of three months or less from the date of acquisition.

The Group has reclassified deposits with a maturity of less than three months but more than one day from 'current asset investments' to 'cash and cash equivalents'. The overall impact is to reclassify £65.4m from investments to cash at 1 April 2004 and £53.6m at 31 March 2005.

g) Under UK GAAP, the provisioning for short term employee benefits is covered under FRS 12 (Provisions, contingent liabilities and contingent assets). One of the requirements for a provision is that a transfer of economic benefits will be required to settle the obligation and the transfer of economic benefits has normally involved the payment of money. Thus, no provision has been made, in past years, for holiday pay as the amount of any outstanding holiday pay that is likely to be paid in cash is small.

IAS 19 requires that when an employee has rendered service to an enterprise, the enterprise should recognise the undiscounted amount of the short term benefits expected to be paid in exchange for that service as either a liability or an expense.

Under IFRS, an enterprise must accrue for that extra work done by an employee, for instance, where a holiday allowance is permitted but not taken. Consequently the Group has now included an accrual for accumulating holiday pay and sick pay where relevant. The accrual at both 1 April 2004 and 31 March 2005 is £3.7m and the income statement charge for the year ending 31 March 2005 is £nil.

h) Under IFRS, dividends declared after the balance sheet date are to be treated as non-adjusting events and therefore disclosed in the year in which they are agreed rather than the year to which they relate. The effect is to reduce payables and increase reserves by £54.8m at both 1 April 2004 and 31 March 2005.

i) Under IFRS, the tax payable must be disclosed separately on the balance sheet. Consequently, the payables have been reduced and the tax payable increased by £21.9m and £18.7m at 1 April 2004 and 31 March 2005 respectively. Under IFRS, a tax receivable must be shown separately. Therefore there are adjustments to increase the tax receivable and reduce trade receivables by £2.0m at 1 April 2004 and £2.2m at 31 March 2005.

j) Under IFRS, financial liabilities must be disclosed separately on the balance sheet. Consequently, the payables due within one year have been reduced and the financial liabilities due within one year increased by £24.9m and £27.7m at 1 April 2004 and 31 March 2005 respectively. Similarly, the payables due after more than one year have been reduced and the financial liabilities due after more than one year increased by £82.9m and £92.5m at 1 April 2004 and 31 March 2005 respectively.

k) The above changes (increased) decreased the deferred tax liability as follows:

	Note	1 April 2004 £m	31 March 2005 £m
Deferred tax liability (UK GAAP)		(11.6)	(14.3)
IFRS adjustments:			
Deferred tax on pension deficit	e	13.8	14.6
Deferred tax on holiday pay accrual	g	0.9	0.9
Increase in deferred tax charge on goodwill	a	–	(3.4)
Deferred tax on share based payments	l	0.5	1.3
Gross up deferred tax assets and liabilities	k	(19.2)	(17.4)
Other		(0.2)	(0.6)
Deferred tax liability (IFRS)		**(15.8)**	**(18.9)**

Under IFRS, a deferred tax asset must be shown separately from a deferred tax liability. Therefore there are adjustments to increase the deferred tax asset and deferred tax liability by £19.2m at 1 April 2004 and £17.4m at 31 March 2005.

The effect on the income statement for the year ended 31 March 2005 was to increase the previously reported tax charge by £2.0m to £32.3m.

l) IFRS 2 requires that the fair value of share options be charged to the income statement over the vesting period of the options. Fair values per share have been calculated for options granted since 7 November 2002. These have then been charged to the income statement over their respective vesting periods. The charge for these share-based payments was £2.4m for the year ended 31 March 2005. This charge includes the Long Term Incentive Option Plan options issued in July 2003 and July 2004. The charge for the year ended 31 March 2006 also includes the impact of the options issued in July 2005.

m) IFRS requires translation differences on the revaluation of the assets and liabilities of overseas subsidiaries to be taken directly to reserves. In the year ended 31 March 2005, the value of translation differences is £1.5m.

n) The effect of the above adjustments on the profit and loss account reserve is as follows:

	Note	1 April 2004 £m	31 March 2005 £m
Profit and loss account reserve (UK GAAP)		264.2	250.5
IFRS adjustments:			
Goodwill	a	–	6.0
Long term employee benefits	e	(33.1)	(33.6)
Short term employee benefits	g	(2.8)	(2.8)
Dividends	h	54.8	54.8
Share based payments	l	0.5	1.3
Foreign exchange	m	–	(1.5)
Other		0.1	(0.7)
Profit and loss account reserve (IFRS)		**283.7**	**274.0**

32 Transition to IFRS continued

Reconciliation of profit for the year ended 31 March 2005

	Note	UK GAAP £m	IFRS adjustments £m	IFRS £m
Revenue		773.9	–	**773.9**
Cost of sales		(361.8)	–	**(361.8)**
Gross profit		412.1	–	**412.1**
Distribution and marketing expenses	e, g, l	(298.8)	(4.5)	**(303.3)**
Administrative expenses	a	(17.4)	9.4	**(8.0)**
Operating profit		95.9	4.9	**100.8**
Financial income		–	3.6	**3.6**
Financial expenses		(0.9)	(3.6)	**(4.5)**
Profit before tax		95.0	4.9	**99.9**
Income tax expense	k	(30.3)	(2.0)	**(32.3)**
Profit for the year attributable to equity shareholders		64.7	2.9	**67.6**
Earnings per share				
Basic		14.9p		**15.5p**
Diluted		14.9p		**15.5p**

None of the IFRS adjustments affects the cash flow of the Group.

Independent Auditors' Report to the Members of Electrocomponents plc

We have audited the Company Accounts of Electrocomponents plc for the year ended 31 March 2006 which comprise the Company Balance Sheet, the Company Significant Accounting Policies and the related notes on pages 53 to 58. These Company Accounts have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the Group Accounts of Electrocomponents plc for the year ended 31 March 2006.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the Company Accounts in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibility for the Financial Statements on page 19.

Our responsibility is to audit the Company Accounts and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Company Accounts give a true and fair view and whether the Company Accounts and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Company Accounts. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited Company Accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Company Accounts. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Company Accounts and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Company Accounts, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Company Accounts and the part of the Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Company Accounts and the part of the Remuneration Report to be audited.

Opinion

In our opinion:

- the Company Accounts give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2006;
- the Company Accounts and the part of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the Company Accounts.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London
EC4Y 8BB
1 June 2006

Company Balance Sheet

As at 31 March 2006

	Note	2006 £m	2005 (as restated) £m
Fixed assets			
Tangible fixed assets	6	**27.4**	28.6
Investments	7	**423.4**	393.3
		450.8	421.9
Current assets			
Debtors	9	**9.1**	12.8
Investments – bank deposits		**24.0**	53.6
Cash at bank and in hand		**45.7**	38.1
		78.8	104.5
Creditors: amounts falling due within one year	10	**(87.9)**	(110.9)
Net current liabilities		**(9.1)**	(6.4)
Total assets less current liabilities		**441.7**	415.5
Creditors: amounts falling due after more than one year	10	**(128.4)**	(88.8)
Provisions for liabilities and charges	12	**(2.1)**	(1.9)
		311.2	324.8
Capital and reserves			
Called-up share capital	15	**43.5**	43.5
Share premium account	16	**38.4**	38.4
Retained earnings	16	**229.3**	242.9
Shareholders' funds		**311.2**	324.8

These Company Accounts were approved by the Board of Directors on 1 June 2006 and signed on its behalf by:

Simon Boddie
Group Finance Director

The notes on pages 53 to 58 form part of these Company Accounts.

Company Significant Accounting Policies

Basis of preparation
The company accounts have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as required by FRS 26: Financial instruments: measurement, and in accordance with UK company law and UK accounting standards.

Changes in accounting policies
The accounts reflect the adoption, during the year, of the following standard:

- FRS 17: retirement benefits. FRS 17 requires any surplus or deficit on the Company's defined benefit pension scheme to be included in the balance sheet and changes the method of determining the profit and loss account charge. Details of the accounting policy adopted are given below. The impact on the Company profit and net assets is given in note 18 to the Company Accounts.

In order to align UK accounting standards with International Financial Reporting Standards, the following standards came into effect during the year. The accounts reflect the adoption, during the year, of these standards:

- FRS 20: Share-based payment. Under FRS 20, the Company is required to show share-based payments in the profit and loss account. Details of the accounting policy adopted are given below. The impact on the Company profit and net assets is given in note 18 to the Company Accounts.
- FRS 21: Events after the balance sheet date. The main impact of FRS 21 is to change the recognition of dividends declared after the balance sheet date of the year under review. Such dividends are no longer accrued in the balance sheet. The impact on the Company profit and net assets is given in note 18 to the Company Accounts.
- FRS 23: The effects of changes in foreign exchange rates. FRS 23 gives additional guidance on the translation method of foreign currency transactions and on determining the functional and presentational currency of the company. The adoption of this standard had no impact on the Company's profit or net assets.
- FRS 25: Financial instruments: disclosure and presentation. This standard sets out the requirements for the presentation of, and disclosures relating to, financial instruments. The adoption of this standard had no impact on the Company's profit or net assets. The disclosures included within these Company accounts ensure compliance with the standard.
- FRS 26: Financial instruments: measurement. FRS 26 sets out the requirements for measurement, recognition and derecognition of financial instruments. The adoption of this standard had no impact on the Company's profit or net assets.

Investments in subsidiary undertakings
Investments in subsidiary undertakings including long term loans are included in the Balance Sheet of the Company at the lower of cost and the expected recoverable amount. Any impairment is recognised in the Profit and Loss Account.

Translation of foreign currencies
Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains and losses on translation are included in the Profit and Loss Account.

Financial instruments
Gains and losses on hedging instruments are not recognised in the performance statements until the exchange movement on the item being hedged is recognised.

Pension costs
In the United Kingdom the Group operates a pension scheme providing benefits based on final pensionable pay for eligible employees who joined on or before 1 April 2004. The scheme is administered by a corporate trustee and the funds are independent of the Group's finances. For employees who joined after 1 April 2004 the Group provides a defined contribution pension scheme.

The deficit on the UK scheme is included within the balance sheet of RS Components Ltd, a subsidiary of Electrocomponents plc, as it is this company which employs the majority of the scheme members. As allowed by FRS 17, the deficit has not been allocated between Electrocomponents plc and RS Components Ltd as it is not possible to do so on a consistent and reasonable basis.

The company adopted FRS 17: Retirement benefits during the year. Previously the effects of FRS 17 had been disclosed in the notes to the accounts.

Long Term Incentive Plan and Long Term Incentive Share Option Plan
The Company operates several share based payment schemes, the largest of which are the Savings Related Share Option Scheme (SAYE), the Long Term Incentive Option Plan (LTIOP) and the Executive Incentive Plan (EIP).

The fair value of options granted is recognised as an employee expense with a corresponding increase in equity and spread over the period during which employees become unconditionally entitled to the options. The fair values are calculated using an appropriate option pricing model. The profit and loss account charge is then adjusted to reflect expected and actual levels of vesting based on non market performance related criteria.

All profit and loss account charges relating to options held by members of other Group companies are shown in the profit and loss account of the appropriate Group company.

The Company has chosen to adopt the exemption whereby FRS 20, Share-Based Payment, is applied only to awards made after 7 November 2002.

Depreciation
No depreciation has been charged on freehold land. Other assets have been depreciated to residual value, on a straight-line basis at the following annual rates:

Freehold buildings	2%
Warehouse systems	10-20%
Motor vehicles	25%
Mainframe computer equipment	20%
Network computer equipment	33%
Portable computers	50%
Computer software costs	12.5-50%
Other office equipment	20%

Deferred taxation
Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Leases
Operating lease rentals are charged to the Profit and Loss Account on a straight-line basis over the course of the lease period. The benefits of rent free periods and similar incentives are credited to the Profit and Loss Account on a straight-line basis over the period up to the date on which the lease rentals are adjusted to the prevailing market rate.

Own shares held
The Company's own shares held by the Electrocomponents Employee Trust and the QUEST are deducted from shareholders' funds until they vest unconditionally with employees as required by UITF 38: Accounting for ESOP Trusts.

Notes to the Company Accounts

1 Profit for the financial year

The profit dealt with in the accounts of the Company is £65.7m (2005: £95.5m (as restated)). A separate profit and loss account has not been presented in respect of the Company, as provided by Section 230 of the Companies Act 1985.

The fee in respect of the audit of the Company is £64,000 (2005: £60,000).

2 Employees

Numbers employed

	2006	2005
The average number of employees during the year was:		
Management and administration	**30**	32
Distribution and marketing	**17**	17
	47	49

Aggregate employment costs

	£m	£m
Wages and salaries	**3.4**	4.0
Social security costs	**0.4**	0.5
Equity-settled transactions	**0.7**	0.6
Pension costs	**0.6**	1.6
	5.1	6.7

3 Share based payments

Details of the share based payment schemes that existed during the year are given in note 7 to the Group Accounts.

Number and weighted average exercise prices of share options

In thousands of options	**Weighted average exercise price 2006**	**Number of options 2006**	Weighted average exercise price 2005	Number of options 2005
Outstanding at the beginning of the year	**367p**	**5,802,199**	363p	4,574,138
Forfeited during the year	**339p**	**(880,143)**	n/a	–
Lapsed during the year	**427p**	**(248,965)**	348p	(502,817)
Exercised during the year	**n/a**	**–**	235p	(2,147)
Granted during the year	**99p**	**4,447,259**	371p	1,733,025
Outstanding at the end of the year	**237p**	**9,120,350**	367p	5,802,199
Exercisable at the end of the year	**538p**	**586,492**	505p	835,457

The options outstanding at 31 March 2006 have an exercise price in the range 0p to 686p and a weighted average contractual life of 7.9 years

4 Pension scheme

The UK defined benefit scheme is described in note 8 to the Group Accounts. The last actuarial valuation of the UK scheme was carried out as at 31 March 2004 and has been updated to 31 March 2006 by a qualified independent actuary in accordance with FRS 17. The deficit on the UK scheme is included within the balance sheet of RS Components Ltd, a subsidiary of Electrocomponents plc, as it is this company which employs the majority of the scheme members. As allowed by FRS 17, the deficit has not been allocated between Electrocomponents plc and RS Components Ltd as it is not possible to do so on a consistent and reasonable basis. This disclosure therefore relates to the UK pension scheme rather than just the Electrocomponents plc part of it.

The principal assumptions used in the valuation of the liabilities of the scheme were:

	2006	2005	2004	2003
Discount rate	**4.90%**	5.40%	5.40%	5.50%
Rate of increase in salaries	**3.90%**	3.90%	4.65%	4.25%
Rate of increase of pensions in payment	**2.90%**	2.90%	2.90%	2.50%
Inflation assumption	**2.90%**	2.90%	2.90%	2.50%

The expected long term rates of return on the scheme assets as at 31 March were:

	2006	2005	2004	2003
Equities	**7.05%**	6.95%	7.00%	6.75%
Corporate bonds	**4.15%**	4.65%	4.65%	4.75%
Government bonds	**3.55%**	3.95%	4.00%	3.75%
Cash	**3.75%**	4.00%	3.25%	3.00%

4 Pension scheme continued

The valuation of the assets of the scheme as at 31 March was:

	2006 £m	2005 £m	2004 £m	2003 £m
Equities	**189.9**	143.5	127.7	96.8
Corporate bonds	**22.6**	18.4	14.3	13.0
Government bonds	**39.7**	32.7	25.7	23.1
Cash	**1.5**	3.4	3.7	1.6
Total market value of assets	**253.7**	198.0	171.4	134.5

The valuation of the scheme as at 31 March was:

	2006 £m	2005 £m
Total market value of assets	**253.7**	198.0
Present value of scheme liabilities	**(288.7)**	(239.3)
Deficit in the scheme recognised in the accounts of RS Components Ltd	**(35.0)**	(41.3)

In addition, the value of the assets and liabilities held in respect of AVCs amounted to £1.0m as at 31 March 2006 (2005: £0.9m). The value of the Group assets and liabilities held in respect of the defined contribution section of the scheme amounted to £2.8m (2005: £1.0m).

The profit and loss account charge for the defined benefit section of the Scheme was £0.2m.

The rules of the UK Electrocomponents Group Pension Scheme give the Trustee powers to wind up the Scheme, which it may exercise if the Trustee is aware that the assets of the Scheme are insufficient to meet its liabilities. Although the Scheme is currently in deficit, the Trustee and the Company have agreed a plan to eliminate the deficit over time and the Trustee has confirmed that it has no current intention of exercising its power to wind up the Scheme.

The movement in the deficit in RS Components Ltd was:

	£m
Deficit in the scheme at the beginning of the year	(41.3)
Movement in the year:	
Current service cost	(7.1)
Past service cost	–
Contributions	9.7
Other finance expense	(0.5)
Actuarial gain	4.2
Deficit in the scheme at the end of the year	**(35.0)**

5 Dividends

	2006 £m	2005 (as restated) £m
Amounts recognised in the period:		
Final dividend for the year ended 31 March 2005 –12.6p (2004: 12.6p)	**54.8**	54.8
Interim dividend for the year ended 31 March 2006 – 5.8p (2005: 5.8p)	**25.2**	25.2
	80.0	80.0
Proposed final dividend for the year ended 31 March 2006 – 12.6p	**54.8**	

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

6 Tangible fixed assets

Cost	Land and buildings £m	Plant and machinery £m	Computer systems £m	Total £m
At 1 April 2005	31.1	8.6	0.5	40.2
Additions	–	–	–	–
Disposals	–	–	–	–
At 31 March 2006	**31.1**	**8.6**	**0.5**	**40.2**
Depreciation				
At 1 April 2005	3.8	7.3	0.5	11.6
Charged in the year	0.5	0.7	–	1.2
At 31 March 2006	**4.3**	**8.0**	**0.5**	**12.8**
Net book value				
At 31 March 2006	**26.8**	**0.6**	**–**	**27.4**
At 31 March 2005	27.3	1.3	–	28.6

Net book value of land and buildings

	2006 £m	2005 £m
Freehold land	**6.4**	6.4
Freehold buildings	**20.4**	20.9
	26.8	27.3

All classes of tangible fixed assets are depreciated except for freehold land.

7 Investments in subsidiary undertakings

Cost:	Shares £m	Loans £m	Total £m
At 31 March 2005	175.1	233.6	408.7
Additions	–	30.1	30.1
At 31 March 2006	**175.1**	**263.7**	**438.8**
Provisions:			
At 31 March 2005	–	15.4	15.4
At 31 March 2006	**–**	**15.4**	**15.4**
Net book value:			
At 31 March 2006	**175.1**	**248.3**	**423.4**
At 31 March 2005	175.1	218.2	393.3

A list of the principal subsidiary undertakings held by the Company is disclosed in note 16 to the Group Accounts.

8 Own shares

During the year no ordinary shares in the Company were purchased by the trustees (2005: none). At 31 March 2006, a total of 308,417 (2005: 308,417) ordinary shares in the Company were held by the Electrocomponents Employee Trust, all of which were under option to employees for a nominal consideration. The market value of the shares at 31 March 2006 was £863,568 (2005: £763,332).

At 31 March 2006, a total of 39,342 (2005: 40,358) ordinary shares in the Company were also held by the QUEST, all of which were under option to employees. The market value of the shares at 31 March 2006 was £110,158 (2005: £99,886).

9 Debtors

	2006 £m	2005 (as restated) £m
Amounts owed by subsidiary undertakings	**7.9**	11.9
Other debtors	**0.2**	0.1
Other prepayments and accrued income	**1.0**	0.8
	9.1	12.8

10 Creditors

	2006 £m	2005 £m
Bank overdrafts (unsecured)	**19.3**	21.9
Current instalments of loans (see note 11)	**17.7**	24.9
Amounts owed to subsidiary undertakings	**47.8**	61.8
Other taxation and social security	**0.1**	0.1
Other creditors	**–**	0.1
Accruals and deferred income	**3.0**	2.1
Amounts falling due within one year	**87.9**	110.9
Amounts falling due after more than one year:		
Loans repayable after more than one year (see note 11)	**128.4**	88.8
	216.3	199.7

11 Bank loans

	2006 £m	2005 £m
Australian Dollar	**2.9**	3.4
Euro	**35.0**	–
Hong Kong Dollar	**5.0**	6.8
Japanese Yen	**31.0**	33.6
Singapore Dollar	**3.8**	2.3
South African Rand	**7.1**	5.3
US Dollar	**61.3**	62.3
	146.1	113.7
Amounts falling due within one year or on demand	**(17.7)**	(24.9)
	128.4	88.8
Repayable in more than one but not more than two years	**57.5**	–
Repayable in more than two but not more than five years	**70.9**	88.8
Repayable in more than five years	**–**	–
	128.4	88.8

12 Deferred taxation

	£m
At 1 April 2005	1.9
Profit and loss account	0.2
At 31 March 2006	**2.1**

Deferred taxation	2006 £m	2005 (as restated) £m
Amounts provided:		
Accelerated capital allowances	**2.0**	2.1
Share schemes	**–**	(0.5)
Other short term timing differences	**0.1**	0.3
	2.1	1.9

13 Lease commitments

The minimum annual rentals in respect of the Company's operating lease commitments are as follows:

	Plant and machinery 2006 £m	2005 £m
Within one year	**–**	–
Within two to five years	**0.1**	0.2
After five years	**–**	–
	0.1	0.2

14 Contingent liabilities

Guarantees in respect of bank facilities are available to certain subsidiaries up to a maximum of £18.7m (2005: £17.3m), of which £10.3m (2005: £1.2m) had been drawn down by the end of the year.

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contractor as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

15 Share capital

	2006 Number of shares	2005 Number of shares	2006 £m	2005 £m
Ordinary shares of 10p each:				
Authorised	**500,000,000**	500,000,000	**50.0**	50.0
Called up and fully paid:				
At 1 April 2005	**435,259,071**	435,246,655	**43.5**	43.5
New share capital subscribed	**17,054**	12,416	**–**	–
At 31 March 2006	**435,276,125**	435,259,071	**43.5**	43.5

All of the new share capital subscribed in 2005 related to the exercise of share options. Details of share options outstanding as at 31 March 2006 are set out in note 7 to the Group Accounts.

16 Reserves

	Share premium account £m	Own shares held £m	Profit and loss account £m	Retained earnings £m	Total £m
At 1 April 2005	38.4	(1.7)	190.9	189.2	227.6
Prior year adjustment: implementation of FRS 17	–	–	(1.6)	(1.6)	(1.6)
Prior year adjustment: implementation of FRS 20	–	–	0.5	0.5	0.5
Prior year adjustment: implementation of FRS 21	–	–	54.8	54.8	54.8
At 1 April 2005 as restated	38.4	(1.7)	244.6	242.9	281.3
Profit for the year	–	–	65.7	65.7	65.7
Dividend	–	–	(80.0)	(80.0)	(80.0)
Equity settled transactions	–	–	0.7	0.7	0.7
Premium on new share capital subscribed	–	–	–	–	–
At 31 March 2006	**38.4**	**(1.7)**	**231.0**	**229.3**	**267.7**

17 Reconciliations of movements in shareholders' funds

	2006 £m	2005 (as restated) £m
Profit for the year	**65.7**	95.5
Dividend	**(80.0)**	(80.0)
(Loss) retained profit for the year	**(14.3)**	15.5
Equity settled transactions	**0.7**	0.6
New share capital subscribed	**–**	–
Net (reduction) increase in equity	**(13.6)**	16.1
Equity shareholders' funds as originally stated at the beginning of the year	**271.1**	308.7
Prior year adjustment: implementation of FRS 17	**(1.6)**	–
Prior year adjustment: implementation of FRS 20	**0.5**	–
Prior year adjustment: implementation of FRS 21	**54.8**	–
Equity shareholders' funds at the beginning of the year as restated	**324.8**	308.7
Equity shareholders' funds at the end of the year	**311.2**	324.8

18 Prior year adjustment

FRS 17: Retirement benefits

The company adopted FRS 17, Retirement benefits, during the year. Previously the effects of this standard had been disclosed but not included in the results for the year. A prior year adjustment has been made in the current year to reflect this change.

The effect of the change in accounting policy has been to increase the Profit and Loss Account charge in the preceding period, as set out below.

	2005 £m
Operating profit	(0.6)
Profit for the period	(0.4)

The effect of the change in accounting policy was to reduce shareholders' funds at 31 March 2005:

	2005 £m
Equity shareholders' funds	(1.6)

FRS 20: Share-based payments

The company adopted FRS 20, Share-based payments, effective for accounting periods beginning on or after 1 January 2005, in the current year. This standard requires that a value be attributed to share-based payments and that this be charged to the Profit and Loss Account. A prior year adjustment has been made in the current year to reflect this change.

The effect of the change in accounting policy has been to increase the Profit and Loss Account charge, in the preceding period, as set out below.

	2005 £m
Operating profit	(0.8)
Profit for the period	(0.6)

The effect of the change in accounting policy was to increase shareholders' funds at 31 March 2005:

	2005 £m
Equity shareholders' funds	0.5

FRS 21: events after the balance sheet date

The company adopted FRS 21, Events after the balance sheet date, effective for accounting periods beginning on or after 1 January 2005, in the current year. This standard requires that dividends proposed after the year-end should not be recognised as liability at the end of the year. A prior year adjustment has been made in the current year to reflect this change.

The effect of the change in accounting policy was to increase shareholders' funds at 31 March 2005:

	2005 £m
Equity shareholders' funds	54.8

Five Year Record

Year ended 31 March

	IFRS 2006	IFRS 2005	UK GAAP 2004	UK GAAP 2003	UK GAAP 2002
Revenue	**828.5**	773.9	759.3	743.7	759.6
Operating profit	**68.5**	100.8	98.3	91.0	96.7
Provision for RoHS	**4.0**	–	–	–	–
Reorganisation costs	**3.7**	–	–	–	–
Amortisation of goodwill	**–**	–	10.2	11.3	12.0
Headline operating profit	**76.2**	100.8	108.5	102.3	108.7
Net interest payable	**(3.4)**	(0.9)	(1.4)	(1.2)	(3.2)
Profit before tax	**65.1**	99.9	96.9	89.8	93.5
Provision for RoHS	**4.0**	–	–	–	–
Reorganisation costs	**3.7**	–	–	–	–
Amortisation of goodwill	**–**	–	10.2	11.3	12.0
Headline profit before tax	**72.8**	99.9	107.1	101.1	105.5
Tax	**(21.5)**	(32.3)	(31.0)	(29.3)	(30.6)
Profit for the year attributable to the equity shareholders	**43.6**	67.6	65.9	60.5	62.9
Non-current assets	**342.0**	323.2	305.2	346.8	364.6
Current assets	**361.3**	354.4	353.6	307.6	301.9
Current liabilities	**(159.8)**	(155.9)	(210.0)	(204.6)	(184.5)
Non-current liabilities	**(207.1)**	(166.0)	(104.4)	(63.1)	(71.0)
Net assets	**336.4**	355.7	344.4	386.7	411.0
Number of shares in issue:					
Weighted average (excluding own shares held)	**434.9**	434.9	434.9	434.8	434.1
Year end	**435.3**	435.3	435.2	435.2	435.0
Dividend per share (pence)	**18.4**	18.4	18.2	17.0	15.9
Average number of employees	**5,206**	4,993	4,973	5,028	4,974
Share price at 31 March (pence)	**280.0**	247.5	341.5	257.0	478.0

The amounts disclosed for 2004 and earlier are disclosed on the basis of UK GAAP because it is not practicable to restate amounts for periods prior to the date of transition to IFRS. The principal differences between UK GAAP and IFRS are explained in note 32 to the Group accounts, which provides an explanation of the transition to IFRS.

Notice of Annual General Meeting

If you have sold or transferred all of your ordinary shares, please send the Report and Accounts containing this document, together with the accompanying form of proxy, as soon as possible to the purchaser or transferee of those shares or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Notice is hereby given that the Annual General Meeting of Electrocomponents plc will be held at the Company's premises, The International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH on Friday 14 July 2006 at 12.30 pm.

The business of the meeting will be:

Ordinary Business

Report and accounts

1 To receive the accounts and the reports of the Directors and the Auditors for the year ended 31 March 2006.

Directors' Remuneration Report

2 To approve the Directors' Remuneration Report for the year ended 31 March 2006.

Declaration of Dividend

3 To declare a final dividend on the ordinary shares.

Retiring Directors and New Directors

4 To re-elect Mr T G Barker as a Director.

5 To re-elect Mr N J Temple as a Director.

6 To elect Mr S Boddie as a Director.

Auditors' appointment and remuneration

7 To reappoint KPMG Audit Plc as auditors of the Company and to authorise the Directors to agree their remuneration.

Special Business

To consider and, if thought fit, pass the following resolution which will be proposed as a Special Resolution:

Renewal of Directors' authority for the purchase by the Company of its own shares

8 THAT the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10p each in the Company (ordinary shares) provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 43,527,000;

(b) the minimum price which may be paid for ordinary shares is 10p per ordinary share;

(c) the maximum price which may be paid for ordinary shares is an amount equal to 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such a time; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of such contract.

By Order of the Board

Carmelina Carfora
Company Secretary
1 June 2006

Registered Office: International Management Centre, 5000 Oxford Business Park South, Oxford, OX4 2BH Registered Number: 647788

Notes

(i) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and (on a poll) vote instead of him. A proxy need not be a member of the Company. Appointment of a proxy will not preclude a member from attending or voting at the meeting if he/she subsequently wishes to do so.

(ii) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those shareholders registered in the Register of Members of the Company as at 6.00 pm on 12 July 2006 will be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register of Members after 6.00 pm on 12 July 2006 will be disregarded in determining the rights of any person to attend or vote at the Meeting.

(iii) A form of proxy is enclosed. To be effective a proxy form and the authority (if any) under which it is signed or a notarially certified copy of such authority must be deposited at the offices of the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZL by not later than 12:30 pm on Wednesday 12 July 2006.

(iv) CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 14 July 2006 at 12.30 pm and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(v) The Register of Directors' Interests and copies of all Contracts of Service of the Directors together with terms and conditions of appointment of the Non-Executive Directors are available for inspection during business hours at the registered office of the Company and will be available for inspection at the place of the Meeting from half an hour before the time of the Meeting until the conclusion of the Meeting.

(vi) Biographical details of the Directors who are proposed for re-election or election at the Annual General Meeting are set out on pages 14 and 15.

Principal Locations

United Kingdom

UK
www.rswww.com

Global exports
www.rs-export.com

Continental Europe

Austria
www.rs-components.at

Belgium
www.rsonline.be

Denmark
www.rsonline.dk

France
www.radiospares.fr

Germany
www.rsonline.de

Ireland
www.radionics.ie

Italy
www.rs-components.it

Netherlands
www.rsonline.nl

Norway
www.rsonline.no

Portugal
www.rsportugal.com

Spain
www.amidata.es

Sweden
www.rsonline.se

North America

Canada
www.alliedelec.com

USA
www.alliedelec.com

Asia Pacific

Australia
www.rsaustralia.com

Chile
www.rschile.cl

China
www.rsprc.com

Hong Kong
www.rshongkong.com

India
www.rsindia.com

Japan
www.rswww.co.jp

Malaysia
www.rsmalaysia.com

New Zealand
www.rsnewzealand.com

Philippines
www.rsphilippines.com

Singapore
www.rssingapore.com

South Africa
www.rssouthafrica.com

Taiwan
www.rstaiwan.com

Produced by Black Sun Plc
Printed by Royle Corporate Print

This Annual Report is printed on paper sourced from sustainable forests and is Elemental Chlorine Free.

Registered Office, Advisers and Financial Calendar

Registered Office

Electrocomponents plc
International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom
Tel: (44) (0) 1865 204000
Fax: (44) (0) 1865 207400
Website: www.electrocomponents.com

Financial Calendar

Announcement of results
The results of the Group are normally published at the following times.

Interim report for the six months to 30 September in early November.
Preliminary announcement for the year to 31 March in late May/early June.
Report and Accounts for the year to 31 March in June.

Dividend payments
Current policy is to make dividend payments at the following times:

Interim dividend in January.
Final dividend in July.

2006 final dividend

Ex-dividend date	28 June
Record date	30 June
Annual General Meeting	14 July
Dividend paid	28 July

Advisers

Auditors
KPMG Audit Plc
PO Box 695, 8 Salisbury Square
London EC4Y 8BB

Merchant Bankers
Citigroup
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Registrars and transfer office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Solicitors
Norton Rose
Kempson House
Camomile Street
London EC3A 7AN

Stockbrokers
UBS
1 Finsbury Avenue
London EC2M 2PP

Shareholder Services

Shareview
A website, www.shareview.co.uk, has been developed by Lloyds TSB Registrars, the Company's registrar, enabling shareholders to access shareholdings online. The website provides information useful to the management of investments together with an extensive schedule of frequently asked questions.

In order to view shareholdings the shareholder reference number is required which can be found at the top of share certificates or on the last dividend tax voucher.

Electrocomponents plc

International Management Centre
5000 Oxford Business Park South
Oxford OX4 2BH
United Kingdom

t: (44) (0) 1865 204000
f: (44) (0) 1865 207400

REG-Electrocomponents Annual Information Update

RNS Number:2822F
Electrocomponents PLC
28 June 2006

ELECTROCOMPONENTS PLC ("the Company")

The Company's Report & Accounts for the year ended 31 March 2006 was posted to shareholders on 14 June 2006. A copy of the Report and Accounts document has also been submitted to the UK Listing Authority.

In accordance with the Prospectus Rule 5.2, the Company hereby announces that the following information has been made available to the public over the last 12 months.

Whilst the Company confirms that the information relating to the Company referred to below was at the time of publication accurate and up-to-date, this information is not necessarily up to date as at the date of this Annual Information Update.

Regulatory Announcements made available via RNS

14 June 2006	Annual Report and Accounts/Notice of AGM
01 June 2006	Preliminary Statement
26 May 2006	Holdings in Company
25 May 2006	Holdings in Company
11 April 2006	Holdings in Company
05 April 2006	Holdings in Company
04 April 2006	Holdings in Company
03 April 2006	Holdings in Company
31 March 2006	Holdings in Company
30 March 2006	Trading Update
28 March 2006	Holdings in Company
24 March 2006	Notice of Trading Update
06 March 2006	Holdings in Company
02 March 2006	Holdings in Company
27 February 2006	Holdings in Company
07 February 2006	Blocklisting Interim Review
01 February 2006	Director/PDMR Shareholding
01 February 2006	Result of EGM
30 January 2006	Holdings in Company
26 January 2006	Holdings in Company
20 January 2006	Holdings in Company
17 January 2006	Holdings in Company
17 January 2006	Director Declaration
16 January 2006	EGM Statement
12 January 2006	Holdings in Company
11 January 2006	Holdings in Company
10 January 2006	Holdings in Company
03 January 2006	Enterprise Business System
16 December 2005	Holdings in Company

30 November 2005	Holdings in Company
29 November 2005	Holdings in Company
21 November 2005	Doc re. Interim Results
10 November 2005	Holdings in Company
08 November 2005	Interim Results
07 November 2005	Holdings in Company
04 November 2005	Holdings in Company
31 October 2005	Holdings in Company
28 October 2005	Holdings in Company
28 October 2005	Holdings in Company
21 October 2005	Holdings in Company
19 October 2005	Holdings in Company
18 October 2005	Holdings in Company
11 October 2005	Holdings in Company
11 October 2005	Holdings in Company
10 October 2005	Holdings in Company
05 October 2005	Holdings in Company
05 October 2005	Holdings in Company
30 September 2005	Holdings in Company
30 September 2005	Holdings in Company
30 September 2005	Holdings in Company
27 September 2005	Holdings in Company
27 September 2005	Holdings in Company
23 September 2005	Holdings in Company
22 September 2005	Holdings in Company
22 September 2005	Holdings in Company
22 September 2005	Holdings in Company
22 September 2005	Holdings in Company
21 September 2005	Holdings in Company
20 September 2005	Trading Update
19 September 2005	Holdings in Company
15 September 2005	Holdings in Company
14 September 2005	Holdings in Company
12 September 2005	Holdings in Company
09 September 2005	Holdings in Company
02 September 2005	Holdings in Company
02 September 2005	Holdings in Company
01 September 2005	Board Change
31 August 2005	Holdings in Company
19 August 2005	Holdings in Company
18 August 2005	Holdings in Company
18 August 2005	Holdings in Company
17 August 2005	Holdings in Company
05 August 2005	Holdings in Company
03 August 2005	Holdings in Company
02 August 2005	Holdings in Company
15 July 2005	Result of AGM
15 July 2005	Trading Statement
12 July 2005	Holdings in Company
12 July 2005	Restatement for IFRS
06 July 2005	Notice of AGM/IFRS
30 June 2005	Holdings in Company
30 June 2005	Director Shareholding
29 June 2005	Annual Report and Accounts
23 June 2005	Directorate Change
13 June 2005	Director Shareholding

The text of these announcements can be viewed either on the Company's website www.electrocomponents.com or at www.londonstockexchange.com.

Documents filed at Companies House

12 September 2005	Form 288a - Appointment of Director
9 September 2005	Form 288b - Resignation of Director
15 July 2005	Annual Report and Accounts and AGM resolutions
14 July 2005	Form 288b - Resignation of Director
28 June 2005	Form 363s - Annual Return

In addition to the above items, the Company has filed several Forms 88(2) in relation to the allotment of Ordinary shares.

This information can be obtained from Companies house, Crown Way, Cardiff, CF14 3UZ or via Companies House website at www.direct.companieshouse.gov.uk.

CARMELINA CARFORA
Group Company Secretary
28th June 2006

END

AIUAKFKBCBKKBAB

REG-Electrocomponents Annual Report and Accounts

RNS Number:5532E
Electrocomponents PLC
14 June 2006

ELECTROCOMPONENTS PLC ("Electrocomponents")

Electrocomponents announces the following:

Copies of the following documents, posted to shareholders today, have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. + 44 (0) 20 7066 1000

- Annual Report for the year ended 31 March 2006 including the notice of Annual General Meeting to be held on 14 July 2006.

- Form of Proxy

CARMELINA CARFORA

Group Company Secretary

14 June 2006

END

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